2018



PROXY STATEMENT
Annual Meeting of Stockholders



June 25, 2018

Dear Red Hat Stockholders,

It is my pleasure to invite you to Red Hat's 2018 Annual Meeting of Stockholders. This year's meeting will be held on Thursday, August 9, 2018, at 8:30 a.m. Eastern time, at our corporate headquarters, located at 100 East Davie Street, Raleigh, North Carolina 27601. I hope you will be able to attend.

This year we are again pleased to furnish our proxy materials via the Internet. Providing our materials to stockholders electronically allows us to conserve natural resources and reduce our printing and mailing costs for the distribution of the proxy materials. We will mail to stockholders a Notice of Internet Availability of Proxy Materials for the 2018 Annual Meeting, which contains instructions on how to access those documents over the Internet. Stockholders who wish to receive paper copies of the proxy materials may do so by following the instructions on the Notice of Internet Availability of Proxy Materials.

Your vote is important to us. Whether or not you plan to attend the 2018 Annual Meeting, we hope you will vote as soon as possible. You may vote in person, by telephone, over the Internet or, if you received paper copies of the proxy materials, by mail.

Thank you for your ongoing support of Red Hat.

Sincerely,

James M. Whitehurst
President and Chief
Executive Officer



NOTICE OF 2018 ANNUAL MEETING OF STOCKHOLDERS

TIME AND DATE:

8:30 a.m. Eastern time on Thursday, August 9, 2018

PLACE:

Red Hat's corporate headquarters located at 100 East Davie Street, Raleigh, North Carolina 27601

ITEMS OF BUSINESS:

1. To elect eight members to the Board of Directors, each to serve for a one-year term

2. To approve, on an advisory basis, a resolution relating to Red Hat's executive compensation

3. To ratify the selection of PricewaterhouseCoopers LLP as Red Hat's independent registered public accounting firm for the fiscal year ending February 28, 2019

4. To transact such other business as may properly come before the 2018 Annual Meeting and any adjournments thereof

ADJOURNMENTS AND POSTPONEMENTS:

Any action on the items of business described above may be considered at the 2018 Annual Meeting or at any time and date to which the 2018 Annual Meeting may be properly adjourned or postponed.

RECORD DATE:

Stockholders of record at the close of business on June 15, 2018 are entitled to notice of, and to vote at, the 2018 Annual Meeting and at any adjournments or postponements thereof.

INSPECTION OF LIST OF STOCKHOLDERS OF RECORD:

A list of stockholders of record will be available for inspection at our corporate headquarters located at 100 East Davie Street, Raleigh, North Carolina 27601, during ordinary business hours during the ten-day period before the 2018 Annual Meeting.

VOTING:

Whether or not you plan to attend the 2018 Annual Meeting, we urge you to vote your shares via the toll-free telephone number or over the Internet as described in the proxy materials. If you received a copy of the proxy card by mail you may sign, date and mail the proxy card in the pre-paid envelope provided.

Raleigh, North Carolina
June 25, 2018

By Order of the Board of Directors,

Michael R. Cunningham
Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2018 ANNUAL MEETING TO BE HELD ON AUGUST 9, 2018:
THIS PROXY STATEMENT AND RED HAT'S 2018 ANNUAL REPORT TO STOCKHOLDERS ARE AVAILABLE AT WWW.EDOCUMENTVIEW.COM/RHT

TABLE OF CONTENTS



June 25, 2018

Fellow Stockholders,

Thank you for choosing to invest in Red Hat.

This year, Red Hat celebrates its 25th anniversary. From the outset, the Company saw how open source development and licensing unlocked the potential to create better software, and its culture was rooted in open source principles. Today, Red Hat is the world's leading provider of open source solutions for the enterprise.

As we look ahead to the next 25 years, Red Hat's commitment to being the open source leader means that it must attract people who will help to sustain and scale this culture and remain focused on transparency, sharing and collaboration. As the Company's directors, we remain focused on working with management to build upon this open source leadership to provide long-term, sustainable value for stockholders.

We continue to review the composition of the Board in an effort to provide a thoughtful balance of skills, tenure and experience that best serves the Company and its stockholders. Over the past four years, we have added three new directors, deepening our diversity of composition, thought and experience with fresh perspectives.

To enhance the Board's effectiveness, we look for opportunities to hear from customers about their use of Red Hat solutions and from a broad range of Company employees. During this past year, members of the Board visited Red Hat's engineering facility in Brno, Czech Republic, participated in a regional sales kick-off conference, attended Red Hat Summit, our annual customer conference, and met informally with Red Hat employees in a number of settings. These interactions deepen our understanding of the Company, its business and its culture, in addition to supporting our oversight of management's employee development and succession planning efforts.

We also believe that stockholder engagement is an important part of a robust corporate governance program. Red Hat regularly meets with stockholders at conferences and one-on-one meetings to discuss the Company's financial performance, corporate governance practices, executive compensation programs and other matters. These conversations with stockholders provide us with important perspective and we encourage you to share your viewpoints and suggestions with us. You can contact us at Investor Relations, Red Hat, Inc., 100 E. Davie Street, Raleigh, NC 27601, United States.

We appreciate your support as Red Hat continues on its journey to drive innovation with open source-based technologies.

Respectfully submitted,

Red Hat, Inc. Board of Directors



PROXY SUMMARY

This Proxy Summary provides general information about Red Hat, Inc., referred to as "Red Hat," "the Company," "we," "us," and "our" in this Proxy Statement, and highlights certain information contained elsewhere in this Proxy Statement. As it is only a summary, please refer to the entire Proxy Statement and the 2018 Annual Report to Stockholders before you vote. Our fiscal year ends on the last day of February, and we identify our fiscal years by the calendar years in which they end. For example, we refer to the fiscal year ended February 28, 2018 as "Fiscal 2018." "GAAP" means U.S. generally accepted accounting principles.

2018 ANNUAL MEETING OF STOCKHOLDERS



WHERE?
Red Hat's Corporate HQ:
100 East Davie Street
Raleigh, North Carolina 27601



WHEN?
Thursday
August 9, 2018
8:30 a.m. Eastern



WHO MAY ATTEND & VOTE?
Stockholders of record at
the close of business on
June 15, 2018

AGENDA ITEMS AND BOARD RECOMMENDATIONS

ITEM	RECOMMENDATION
1. Elect Sohaib Abbasi, W. Steve Albrecht, Charlene T. Begley, Narendra K. Gupta, Kimberly L. Hammonds, William S. Kaiser, James M. Whitehurst and Alfred W. Zollar to the Board of Directors, each to serve for a one-year term	FOR
2. Approve, on an advisory basis, a resolution relating to Red Hat's executive compensation	FOR
3. Ratify the selection of PricewaterhouseCoopers LLP as Red Hat's independent registered public accounting firm for the fiscal year ending February 28, 2019	FOR

ELECTRONIC VERSIONS
This Proxy Statement and Red Hat's 2018 Annual Report to stockholders are available at: **www.edocumentview.com/RHT**.

MAILING OF NOTICE
A Notice of Internet Availability of Proxy Materials (or this Proxy Statement and the accompanying materials) are being mailed on or about June 28, 2018 to stockholders of record as of the close of business on June 15, 2018.

FAST FACTS

ANNUAL DIRECTOR
ELECTIONS | **MAJORITY**
VOTING STANDARD

INDEPENDENT
BOARD CHAIR AND COMMITTEE MEMBERS

DIRECTOR NOMINEES

NAME	AGE	PRIMARY OCCUPATION	COMMITTEE MEMBERSHIP	EXPERIENCE & EXPERTISE	INDEPENDENT
Sohaib Abbasi	61	Chairman, Chief Executive Officer and President (Retired), Informatica Corporation	Compensation (Chair), Audit		✓
W. Steve Albrecht	71	Professor of Accounting (Retired), Brigham Young University, Marriott School of Management	Audit (Chair), Nominating and Corporate Governance		✓
Charlene T. Begley	51	Senior Vice President and Chief Information Officer (Retired), General Electric Company	Audit, Nominating and Corporate Governance		✓
Narendra K. Gupta (Board Chair)	69	Managing Director, Nexus Venture Partners	Compensation		✓
Kimberly L. Hammonds	51	Former Group Chief Operating Officer, Deutsche Bank AG	Compensation, Nominating and Corporate Governance		✓
William S. Kaiser	62	Partner, Greylock Partners	Nominating and Corporate Governance (Chair)		✓
James M. Whitehurst	50	President and CEO, Red Hat, Inc.			
Alfred W. Zollar	64	Executive Partner, Siris Capital Group, LLC			✓

Financial   Global   IT Industry   Public Company Board   Senior Leadership   Technology & Innovation

DIRECTOR NOMINEES

INDEPENDENCE



1
Not
Independent

7
Independent

TENURE



0-3 yrs.	2
4-7 yrs.	3
8-12 yrs.	1
12+ yrs.	2

7.3 yrs.
Median
Director
Tenure

AGE



60 yrs.
Average
Director
Age

DIVERSITY



62%
Diverse

GOVERNANCE HIGHLIGHTS

- Separate Board Chair and CEO since 2008
- Added three new directors in past four years
- Regular focus on Board composition
- Annual Board and committee self-evaluations
- Board orientation and director education programs
- Stock ownership guidelines for directors and named executive officers based on target multiples of annual cash retainer for non-employee directors and annual base salary for CEO and other named executive officers
- Prohibition on hedging or pledging Red Hat stock
- Annual advisory say-on-pay vote

FAST FACTS

25th Anniversary
CELEBRATED ON MARCH 26, 2018

64 CONSECUTIVE QUARTERS OF REVENUE GROWTH AS OF THE END OF FISCAL 2018

$3.4 BILLION
OF TOTAL BACKLOG
AT END OF FISCAL 2018

21% YEAR-OVER-YEAR TOTAL REVENUE GROWTH IN FISCAL 2018

Red Hat Performance and Executive Compensation

FINANCIAL PERFORMANCE (U.S. DOLLARS IN MILLIONS, EXCEPT STOCK PRICE)

In Fiscal 2018, Red Hat achieved over $2.9 billion in total revenue and delivered growth in revenue, operating income, operating margin, operating cash flow and stock price at fiscal year end.



	TOTAL REVENUE	OPERATING INCOME	OPERATING MARGIN	OPERATING CASH FLOW*	STOCK PRICE At Fiscal Year-End
FISCAL 2018	$2,920.5	$472.4	16.2%	$923.1	$147.40
FISCAL 2017	$2,411.8	$332.2	13.8%	$783.7	$82.81
FISCAL 2016	$2,052.2	$288.0	14.0%	$736.3	$65.35

* In March 2016, Red Hat elected to adopt Accounting Standards Update 2016-09 on a retrospective basis which increased operating cash flow by $20.2 million for Fiscal 2016.

PAY AND PERFORMANCE AT A GLANCE

Red Hat's Fiscal 2018 financial and stock price performance drove over 80% of the compensation earned by our executives during Fiscal 2018, reflecting the linkage between pay and performance built into our executive compensation program design. Payouts for Fiscal 2018 performance reflect:

- strong financial results that outperformed the majority of our compensation peer companies over the applicable performance periods under our operating performance share units, and yielded above target payouts earned under our annual cash bonus plan; and

- stock price growth over a three-year period that outperformed the majority of our compensation peer companies under our total stockholder return ("TSR") performance share units.

COMPONENT	PERFORMANCE AGAINST INCENTIVE METRICS	PAYOUT %
Annual Cash Bonus Plan	Company financial performance on total revenue, non-GAAP operating income and non-GAAP operating cash flow: **167%** of target Individual performance objectives (average of all Named Officers): **166%** of target	**167%** of target (average for all Named Officers)
Operating Performance Share Units	Revenue and operating income growth relative to compensation peer companies for operating performance share units granted in Fiscal 2016 (over three years) and Fiscal 2017 (over two years)	**200%** of target (average)
TSR Performance Share Units	TSR growth relative to compensation peer companies over three years (Fiscal 2016 – Fiscal 2018)	**200%** of target

redhat

GOVERNANCE

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

Our Board of Directors (the "Board") currently consists of nine directors. All of our incumbent directors except Donald H. Livingstone, who has reached the mandatory retirement age set forth in our Corporate Governance Guidelines and will not stand for re-election at the 2018 Annual Meeting of Stockholders ("Annual Meeting"), are nominees for re-election to the Board. Mr. Livingstone will continue to serve as a director until his term expires at the Annual Meeting. We believe that our director nominees, individually and together as a whole, possess the requisite skills, experience and qualifications necessary to maintain an effective Board to serve the best interests of the Company and its stockholders.

Set forth below is a brief biography for each nominee and a description of certain key attributes that the Board considered in recommending each nominee for re-election.



SOHAIB ABBASI
Age: 61
Director Since:
March 2011
Committees:
• Audit
• Compensation (Chair)

Mr. Abbasi served as the Chief Executive Officer and President of Informatica Corporation, a provider of enterprise data integration software and services, from July 2004 through August 2015 and as Chairman of its board of directors from March 2005 through August 2015. Mr. Abbasi also served as the Chairman of Informatica LLC from August 2015 through January 2016. From 2001 to 2003, Mr. Abbasi was Senior Vice President, Oracle Tools Division and Oracle Education at Oracle Corporation, which he joined in 1982. From 1994 to 2000, he was Senior Vice President, Oracle Tools Product Division. Mr. Abbasi currently serves on the board of directors of New Relic, Inc., a software analytics provider to enterprises.

Skills and Qualifications:
With his experience as President, Chief Executive Officer and Chairman of a technology-related company, Mr. Abbasi brings to our Board IT industry expertise as well as public company board and senior leadership experience.



W. STEVE ALBRECHT
Age: 71
Director Since:
March 2011
Committees:
• Audit (Chair)
• Nominating and Corporate Governance

Dr. Albrecht, who previously served on our Board from April 2003 through June 2009, served as the Gunnell Endowed Professor and a Wheatley Fellow at Brigham Young University's ("BYU") Marriott School of Management ("Marriott School") from July 2012 until August 2017. Dr. Albrecht also served as a mission president in Japan for his church from July 2009 through July 2012. Dr. Albrecht, a certified public accountant, certified internal auditor and certified fraud examiner, joined BYU in 1977 after teaching at Stanford University and the University of Illinois and served as Associate Dean of the Marriott School at BYU from 1998 until July 2008. Prior to becoming a professor, he worked as an accountant for Deloitte & Touche. Dr. Albrecht currently serves on the board of directors of Cypress Semiconductor Corporation ("Cypress"), a semiconductor design and manufacturing company, and SkyWest, Inc., the holding company of SkyWest Airlines and ExpressJet, a regional airline company. Dr. Albrecht was appointed Chairman of the board of directors of Cypress in June 2017. He is the past president of the American Accounting Association and the Association of Certified Fraud Examiners and is a former trustee of the Financial Accounting Foundation that oversees the Financial Accounting Standards Board (FASB) and the Governmental Accounting Standards Board (GASB) and a former trustee of the Committee of Sponsoring Organizations (COSO), the organization that designed the internal control framework used by nearly all public companies and other organizations.

Skills and Qualifications:
Dr. Albrecht's career in public accounting and as a professor and associate dean, as well as his service as a director of a number of public companies, brings to our Board financial expertise as well as public company board and senior leadership experience.

 Financial   Global    IT Industry   Public Company Board    Senior Leadership   Technology & Innovation



  

CHARLENE T. BEGLEY
Age: 51
Director Since:
November 2014
Committees:
• Audit
• Nominating and
  Corporate Governance

Ms. Begley served in various capacities at General Electric Company ("GE") from 1988 through December 2013. Most recently, she served in a dual role as Senior Vice President and Chief Information Officer, as well as the President and Chief Executive Officer of GE's Home and Business Solutions business, from January 2010 through December 2013. Ms. Begley served as President and Chief Executive Officer of GE Enterprise Solutions from August 2007 through December 2009. During her career at GE, she served as President and Chief Executive Officer of GE Plastics and GE Transportation, led GE's Corporate Audit staff and served as the Chief Financial Officer for GE Transportation and GE Plastics Europe and India. Ms. Begley currently serves on the board of directors of Nasdaq, Inc., a global exchange group that delivers trading, clearing, exchange technology, regulatory, securities listing, and public company services, and Hilton Worldwide Holdings Inc., a provider of hospitality services through hotels, resorts and timeshare properties. Ms. Begley served on the board of directors of WPP, plc, a provider of marketing communications services globally, from December 2013 until June 2017.

Skills and Qualifications:
With her experience leading various divisions of a complex global industrial and financial services company, Ms. Begley brings to our Board financial and global expertise as well as public company board and senior leadership experience.



   

NARENDRA K. GUPTA
Age: 69
Director Since:
November 2005;
Board Chair since
August 2017
Committees:
• Compensation

Dr. Gupta co-founded and has served as Managing Director of Nexus Venture Partners, a U.S./India venture capital fund, since December 2006. In 1980, Dr. Gupta co-founded Integrated Systems Inc., a provider of products for embedded software development, which went public in 1990. Dr. Gupta served as Integrated System's President and CEO from founding until 1994 and as Chairman until 2000 when Integrated Systems merged with Wind River Systems, Inc., a provider of device software optimization solutions. Dr. Gupta served as Wind River's Vice Chairman from 2000 until its acquisition by Intel Corporation in 2009. Dr. Gupta served on the board of directors of Tibco Software Inc., a provider of service-oriented architecture and business process management enterprise software, from 2002 until April 2014. Dr. Gupta has served on the board of trustees of California Institute of Technology since 2010.

Skills and Qualifications:
As a former executive and current and former board member of a number of technology-related public and private companies and as an investor in global companies, Dr. Gupta provides our Board with global and IT industry expertise and public company board and technology and innovation experience.



    

KIMBERLY L. HAMMONDS
Age: 51
Director Since:
August 2015
Committees:
• Compensation
• Nominating and
  Corporate Governance

Ms. Hammonds served as the Group Chief Operating Officer at Deutsche Bank AG, a global financial services company, from January 2016 to May 2018 and as a member of the Deutsche Bank Management Board from August 2016 to May 2018. She joined Deutsche Bank as Chief Information Officer and Global Co-Head Technology and Operations in November 2013 from The Boeing Company, a global aerospace company. Ms. Hammonds joined Boeing in 2008 and served in a number of capacities, including most recently as Chief Information Officer/Vice President, Global Infrastructure, Global Business Systems from January 2011 to November 2013. Ms. Hammonds joined Boeing from Dell Incorporated, where she led IT systems development for manufacturing operations in the Americas, and directed global IT reliability and factory systems. Ms. Hammonds currently serves on the board of directors of Cloudera, Inc., a data management, machine learning and advance analytics platform provider.

Skills and Qualifications:
Ms. Hammonds' experience as an executive spans both technology and operations for some of the world's largest companies and brings to our Board global expertise as well as public company board, senior leadership and technology and innovation experience.

 





WILLIAM S. KAISER
Age: 62
Director Since:
September 1998
Committees:
• Nominating and
  Corporate
  Governance (Chair)

Mr. Kaiser has been employed by Greylock Management Corporation, a venture capital firm, since May 1986 and has been a general partner of several limited partnerships affiliated with Greylock Partners since January 1988. Mr. Kaiser served on the board of directors of Constant Contact, Inc., a provider of products and services that help small organizations create and grow customer relationships, from May 2006 to February 2016 in addition to serving or having served on the boards of directors of a number of public and private companies.

Skills and Qualifications:
Having a background in venture capital investment focused on technology-related entities, Mr. Kaiser brings to our Board financial and IT industry expertise and technology and innovation experience.





JAMES M. WHITEHURST
Age: 50
Director Since:
January 2008

Mr. Whitehurst has served as the President and CEO of Red Hat and as a member of the Board since January 2008. Prior to joining Red Hat, Mr. Whitehurst served at Delta Air Lines, Inc. as Chief Operating Officer from July 2005 to August 2007, as Senior Vice President and Chief Network and Planning Officer from May 2004 to July 2005 and as Senior Vice President–Finance, Treasury & Business Development from January 2002 to May 2004. Prior to joining Delta, he was a partner and managing director at The Boston Consulting Group. Mr. Whitehurst was appointed to the board of directors of United Continental Holdings, Inc., the holding company of United Airlines, Inc., a global airline company, in March 2016 and to the board of directors of SecureWorks Corp., a provider of information security solutions, in April 2016. Mr. Whitehurst served on the board of directors of DigitalGlobe, Inc., a builder and operator of satellites for digital imaging, from 2009 through May 2016.

Skills and Qualifications:
Mr. Whitehurst's service as our CEO as well as his experience as a senior executive at a global corporation brings financial and global expertise as well as senior leadership and technology and innovation experience to our Board.





ALFRED W. ZOLLAR
Age: 64
Director Since:
May 2018

Mr. Zollar has been employed as an Executive Partner at Siris Capital Group, LLC, a private equity firm, since February 2014. Mr. Zollar served as General Manager-Tivoli Software division of International Business Machines Corporation, a provider of information technology, products and services, from July 2004 to January 2011, General Manager-eServer iSeries from January 2003 to July 2004, President and Chief Executive Officer-Lotus Software division from January 2000 to December 2003, and Division General Manager-Network Computer Software division from 1996 to 2000. Mr. Zollar has served on the board of directors of Public Service Enterprise Group Incorporated, an energy company operating primarily in the Northeastern and Mid-Atlantic states, since 2012. Mr. Zollar served as a director of the Chubb Corporation, a property and casualty insurance company, from 2001 until 2016, in addition to serving or having served on the boards of directors of a number of public and private companies.

Skills and Qualifications:
With his experience as an executive at a global technology-related company, Mr. Zollar provides our Board with IT industry expertise as well as senior leadership and technology and innovation experience.

 Financial   Global   IT Industry   Public Company Board   Senior Leadership   Technology & Innovation

BOARD COMPOSITION

CRITERIA FOR EVALUATING CANDIDATES FOR SERVICE ON OUR BOARD
The Nominating and Corporate Governance Committee of our Board is responsible for identifying and evaluating candidates for service on our Board and recommending proposed director nominees to the full Board for consideration. Our Corporate Governance Guidelines describe the criteria used to select candidates for service on our Board. These include:

DIRECTOR SELECTION CRITERIA
• Reputation for integrity, honesty and adherence to high ethical standards
• Demonstrated business acumen, experience and ability to exercise sound judgment in matters that relate to the current and long-term objectives of the Company and should be willing and able to contribute positively to the decision-making process of the Company
• Commitment to understand the Company and its industry
• Commitment to regularly attend and participate in meetings of the Board and its committees
• Interest and ability to understand the sometimes conflicting interests of the various constituencies of the Company
• No conflict of interest, or appearance of a conflict of interest, that would impair the nominee's ability to represent the interests of all the Company's stockholders and to fulfill the responsibilities of a director
• Ability to serve for at least five years before reaching the age of 75 for new directors

In addition, the Nominating and Corporate Governance Committee believes it is important to select directors from various backgrounds and professions in an effort to ensure that the Board as a group has a broad range of experiences to enrich discussion and inform its decisions. Consistent with this philosophy, the Nominating and Corporate Governance Committee believes that each director should possess at least two of the following attributes:

DIRECTOR ATTRIBUTES
Financial Expertise.   Assists us in understanding, advising on and overseeing our capital structure, financing and investing activities and our financial reporting and internal controls
Global Expertise.   Brings us business and cultural perspectives that relate to many significant aspects of our global business
IT Industry Expertise.   Helps us to analyze our research and development efforts, competing technologies, the various products and processes that we develop and the market segments in which we compete
Public Company Board Experience.   Offers us advice and insights with regard to the dynamics and operation of a board of directors, the relations of a board with senior management, and oversight of a changing mix of strategic, operational and compliance-related matters
Senior Leadership Experience.   Provides us with insight and guidance and brings us an understanding of organizations, processes, strategy, risk management and methods to drive change and growth
Technology and Innovation Experience.   Supports us in our efforts to develop new ideas and products

DIVERSITY
As stated in our Corporate Governance Guidelines, the Nominating and Corporate Governance Committee's review of a nominee's qualifications includes consideration of diversity, age, skills and professional experience in the context of the needs of the Board, and nominees shall not be discriminated against on the basis of race, religion, national origin, gender, sexual orientation, disability or other basis proscribed by law. While the Company has no formal diversity policy that applies to the consideration of director candidates, the Nominating and Corporate Governance Committee believes that diversity includes not just race and gender but differences of viewpoint, experience, education, skill and other qualities or attributes that contribute to Board heterogeneity.

BOARD INDEPENDENCE

The Board affirmatively determined that all of our directors, except for Mr. Whitehurst, our President and CEO, are independent according to the criteria of the New York Stock Exchange ("NYSE") and our Corporate Governance Guidelines and in the judgment of our Board. The Board makes its independence determination on an annual basis at the time it approves director nominees for inclusion in the annual proxy statement and, if a director joins the Board in the interim, at such time as the director joins the Board. For a director to be considered independent under the NYSE rules, the Board must determine that a director does not have a direct or indirect material relationship with Red Hat (other than as a director) that would interfere with the director's exercise of independent judgment in carrying out his or her responsibilities. On an annual basis, we require each member of our Board to complete a questionnaire designed to provide information to assist the Board in determining whether the director is independent. The Board makes independence determinations on a case-by-case basis in light of all relevant facts and circumstances. The Board had previously determined that General H. Hugh Shelton (U.S. Army Retired), a former director who served on our Board for a portion of Fiscal 2018, was independent.

ELECTION OF DIRECTORS

At all meetings of stockholders for the election of directors at which a quorum is present, each director nominee shall be elected to the Board by the vote of the majority of the votes cast with respect to the director nominee; provided, however, that if, as of a date that is five business days in advance of the date that the Company files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the U.S. Securities and Exchange Commission ("SEC"), the number of director nominees exceeds the number of directors to be elected, the directors (not exceeding the authorized number of directors as fixed by the Board in accordance with the Company's Certificate of Incorporation) shall be elected by a plurality of the voting power of the shares of stock entitled to vote who are present, in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of the election of directors, a "majority of the votes cast" means that the number of shares voted "For" a director nominee must exceed the number of shares voted "Against" that director nominee. Abstentions and broker non-votes are not considered votes cast for this purpose and will have no effect on the election of director nominees.

PROCESS FOR NOMINATING CANDIDATES FOR SERVICE ON OUR BOARD

The Nominating and Corporate Governance Committee will consider candidates proposed or suggested by other members of the Board, members of executive management and stockholders and candidates identified by third-party search firms retained by the Nominating and Corporate Governance Committee. Mr. Zollar was identified as a potential director nominee by a third-party search firm.

Stockholders who wish to recommend individuals to the Nominating and Corporate Governance Committee for consideration as potential director candidates may do so by submitting candidate names, together with appropriate biographical information and background materials and a statement as to whether the stockholder or group of stockholders making the recommendation beneficially owned more than 5% of our common stock for at least one year as of the date the recommendation is made, to the Nominating and Corporate Governance Committee, c/o Corporate Secretary, Red Hat, Inc., 100 East Davie Street, Raleigh, North Carolina 27601. Assuming the appropriate biographical information and background materials have been provided on a timely basis, the Committee will evaluate any such stockholder-recommended candidates by following the same process, and applying the same criteria, as it follows for candidates submitted by others.

By following the procedures set forth under "Other Matters—Stockholder Proposals and Nominations," stockholders also have the right under our By-Laws to nominate director candidates.

COMMITTEES OF THE BOARD

Our Board has established three standing committees—Audit, Compensation and Nominating and Corporate Governance—each of which operates under a written charter approved by the Board and available on our website at www.redhat.com under "About Red Hat—Investor Relations—Corporate Governance." Our Board delegates substantial responsibilities to the committees, which then report their activities and actions back to the full Board. Each committee may form one or more subcommittees and delegate its authority to such subcommittees. The Board has determined that all of the members of the Audit, Compensation and Nominating and Corporate Governance Committees, including committee chairpersons, are independent in accordance with the standards set forth in our Corporate Governance Guidelines and applicable SEC and NYSE rules.



AUDIT COMMITTEE

8

Number of
Meetings in
Fiscal 2018

Members:
- Dr. Albrecht (Chair)
- Mr. Abbasi
- Ms. Begley
- Mr. Livingstone

The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee's responsibilities include:

- appointing, setting the compensation of, and assessing the independence of the Company's independent registered public accounting firm;

- overseeing the work of the Company's independent registered public accounting firm, including through the receipt and consideration of certain reports from the independent registered public accounting firm;

- discussing the scope of and plans for the audit with the Company's independent registered public accounting firm, including through the receipt and consideration of certain reports from the independent registered public accounting firm;

- reviewing and discussing with management and the Company's independent registered public accounting firm our annual and quarterly financial statements and related disclosures and reviewing and discussing quarterly earnings press releases;

- monitoring internal controls over financial reporting, disclosure controls and procedures and the Code of Business Conduct and Ethics;

- providing oversight over the Company's risk management policies;

- establishing policies regarding hiring of present or former employees of the independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

- meeting independently with the Company's internal auditing staff, independent registered public accounting firm and management; and

- preparing the audit committee report required by SEC rules (which is included in the section entitled "Audit Matters–Audit Committee Report").

While our Board has designated Dr. Albrecht as the "audit committee financial expert" in accordance with applicable SEC rules, management believes that all of the members of the Audit Committee meet the qualifications for an audit committee financial expert.

The Audit Committee's Charter limits a director to service on the audit committees of no more than two other public companies (in addition to Red Hat's) without the approval of our Board. None of the current members of our Audit Committee serve on the audit committees of more than two other public companies.



COMPENSATION COMMITTEE

10

Number of
Meetings in
Fiscal 2018

Members:
- Mr. Abbasi (Chair)
- Dr. Gupta
- Ms. Hammonds
- Mr. Livingstone

The Compensation Committee's responsibilities include:

- annually reviewing and approving corporate goals and objectives relevant to CEO compensation;

- determining the CEO's compensation;

- reviewing and approving, or making recommendations to the Board with respect to, the compensation of the Company's other executive officers;

- evaluating the Company's management;

- overseeing an annual assessment of the material risks, if any, posed by the Company's compensation policies and practices;

- reviewing and making recommendations to the Board with respect to director compensation; and

- overseeing and administering the Company's equity incentive plans.



NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

4

Number of Meetings in Fiscal 2018

Members:
- Mr. Kaiser (Chair)
- Dr. Albrecht
- Ms. Begley
- Ms. Hammonds

The Nominating and Corporate Governance Committee's responsibilities include:

- identifying individuals qualified to become Board members;

- recommending to the Board the persons to be nominated for election as directors and appointment to each of the Board's committees;

- reviewing and making recommendations to the Board with respect to management succession planning;

- developing and recommending corporate governance principles to the Board; and

- overseeing an annual evaluation of the Board.

During Fiscal 2018, Mr. Abbasi joined the Audit Committee in August 2017, Dr. Gupta served on the Nominating and Corporate Governance Committee until August 2017, and General Shelton served on the Compensation Committee until his term ended at the 2017 Annual Meeting of Stockholders ("2017 Annual Meeting"). General Shelton did not stand for re-election to the Board at the 2017 Annual Meeting.

BOARD OPERATIONS

LEADERSHIP STRUCTURE

Currently, the roles of Board Chair and Chief Executive Officer are held by two different individuals. We believe this structure represents an appropriate allocation of roles and responsibilities for the Company at this time. This arrangement allows our Board Chair, who is an independent director, to lead the Board in its fundamental role of providing independent advice to and oversight of management, and allows our CEO to focus on our day-to-day business and strategy and convey the management perspective to other directors.

RISK OVERSIGHT
Management is responsible for the day-to-day management of the risks the Company faces and our Board has responsibility for the oversight of risk management, including strategic risk, risk to our brand and reputation and cybersecurity risk. The Board and its committees regularly receive information and reports from members of senior management on areas of material risk. In addition, the Board regularly discusses our strategic direction and the risks and opportunities facing the Company in light of trends and developments in the software industry and general business environment.



BOARD OF DIRECTORS

AUDIT COMMITTEE

COMPENSATION COMMITTEE

NOMINATING & CORPORATE GOVERNANCE COMMITTEE

PRIMARY RISK OVERSIGHT

Financial and Legal	Compensation Plans and Arrangements	Executive Succession Planning and Board Composition

RED HAT AND ITS STOCKHOLDERS
Our Board and management focus on creating long-term, sustainable stockholder value. Key to this goal is regular stockholder engagement through meetings with stockholders at conferences and in one-on-one meetings to discuss our financial performance, corporate governance practices, executive compensation programs and other matters. Additionally, from time to time, we invite investors to attend roadshows and visit Red Hat facilities and provide periodic e-mail communications about developments of interest, such as acquisitions. A variety of financial, investor and corporate governance information is available on our website.

Our conversations with stockholders allow us to better understand our stockholders' perspectives and provide us with useful feedback to calibrate our priorities. Stockholders and other interested parties who wish to communicate with the Board, the Board Chair, independent members of the Board as a group, or any committee chair may do so by following the process set forth on our website at www.redhat.com under "About Red Hat—Investor Relations—Corporate Governance—Contact the Board."

KEY BOARD PRACTICES

BOARD MEETINGS AND ATTENDANCE
Directors are responsible for attending all meetings of the Board, the Board committees on which they serve and the annual meeting of stockholders. The Board met 11 times during Fiscal 2018, either in person or by teleconference. During Fiscal 2018, each member of our Board attended at least 75% of the aggregate of the meetings of the Board and the committees on which he or she served. All of the then-serving members of our Board attended our 2017 Annual Meeting.

EXECUTIVE SESSIONS
Our independent directors meet in separate regularly scheduled executive sessions, without management. Our practice is for our Board Chair or the applicable committee chair to preside over any executive session.

KEY BOARD PRACTICES

SUCCESSION PLANNING
On an annual basis, the Nominating and Corporate Governance Committee, the Board and our CEO review the Company's long-term plan for developing, retaining and replacing senior management and assess Board composition.

KEY GOVERNANCE POLICIES

Copies of our current corporate governance documents and policies, including our Code of Business Conduct and Ethics, Corporate Governance Guidelines, and committee charters, are available at www.redhat.com under "About Red Hat—Investor Relations—Corporate Governance."

CODE OF BUSINESS CONDUCT AND ETHICS
The Board has adopted a written Code of Business Conduct and Ethics that applies to our directors, officers and employees. Our Code of Business Conduct and Ethics is posted on our website www.redhat.com under "About Red Hat—Investor Relations—Corporate Governance." In addition, we intend to post on our website all disclosures that are required by law or by NYSE listing standards with respect to amendments to, or waivers from, any provision of the Code of Business Conduct and Ethics.

CORPORATE GOVERNANCE GUIDELINES
The Board has adopted written Corporate Governance Guidelines, which provide a framework for the conduct of the Board's business.

CORPORATE GOVERNANCE GUIDELINES HIGHLIGHTS

- Principal responsibility of the directors is to oversee and advise the management of the Company
- Majority of the members of the Board must be independent directors
- Independent directors are each to meet regularly in executive session
- Directors have full and free access to management and, as necessary, independent advisors
- Any director who reaches the age of 75 will retire from the Board effective at the end of then current term
- Orientation program for new directors and directors expected to participate in continuing director education on an ongoing basis
- Board and its committees will annually conduct a self-evaluation to determine whether they are functioning effectively

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POLICIES AND PROCEDURES FOR RELATED PERSON TRANSACTIONS
We have a written Related Person Transaction Policy that provides for the review of certain transactions, arrangements or relationships between Red Hat and parties including our directors, director nominees, executive officers and 5% stockholders (or their immediate family members), who we refer to as "related persons," in which the amount involved exceeds $120,000 and such related person has or will have a direct or indirect material interest. Any related person transaction proposed to be entered into by the Company must be reported to the Company's General Counsel and shall be reviewed and approved by our Audit Committee. If review and approval is not practicable prior to entry into the transaction, the Audit Committee will review, and in its discretion, may ratify the related person transaction.

In reviewing the proposed transactions, the Audit Committee shall review and consider, as appropriate:

- the related person's interest in the related person transaction;
- the approximate dollar value of the amount involved in the related person transaction;
- the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;
- whether the transaction was undertaken in the ordinary course of business of the Company;
- whether the terms of the transaction are, in the aggregate, no less favorable to the Company than terms that could have been reached with an unrelated third party;
- the purpose of, and the potential benefits to the Company of, the transaction; and
- any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The Audit Committee may approve or ratify the transaction if it determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, the Company's best interests. The Audit Committee may impose any conditions on the related person transaction that it deems appropriate. The Related Person Transaction Policy provides that transactions involving compensation of executive officers will be reviewed and approved by the Compensation Committee of the Board in accordance with its charter.

RELATED PERSON TRANSACTIONS FOR FISCAL 2018

Since March 1, 2017, there has not been, nor is there currently proposed, any transaction, arrangement or relationship in which Red Hat is a party, the amount involved exceeds $120,000 and any related person had or will have a direct or indirect material interest, except for Red Hat's employment of M. W. Vincent, the brother-in-law of DeLisa K. Alexander, our Executive Vice President and Chief People Officer. In Fiscal 2018, Mr. Vincent's total compensation, including salary, commissions and stock awards, was $233,874.

BOARD COMPENSATION

OVERVIEW

Our Non-Employee Director Compensation Plan (the "Director Compensation Plan") provides for a combination of cash and equity compensation for our non-employee directors. The Compensation Committee believes that a combination of cash and equity is the best way to attract and retain directors with the attributes, experience and skills necessary for a company such as Red Hat. Due to the unique nature of our open source development model and the constantly evolving environment in which we operate, the Company needs directors who are knowledgeable about the Company's business environment and are willing to make a significant commitment to the Company and its stockholders for the long term.

In Fiscal 2018, the Board approved a $10,000 increase to the annual cash retainers for Board service and service as Board Chair. The cash retainer for board service had not been increased since 2008, and the cash retainer for service as board chair was last increased in 2011. Peer company benchmarking data provided by FW Cook, the Compensation Committee's independent compensation consultant (the "Consultant"), indicated that these cash retainer amounts were no longer competitive. No other elements of our non-employee director compensation program were changed.

Our current compensation program for non-employee directors includes:

- a cash retainer for service on our Board;

- additional cash retainers for service as Board Chair, Lead Director, committee chairs and committee members;

- an initial Restricted Stock Award ("RSA") granted in connection with joining our Board; and

- an annual RSA grant.

The cash retainer and annual RSA for any new director who serves only a portion of a year will be pro-rated.

CASH COMPENSATION

Each non-employee director receives cash payments, paid in equal quarterly amounts, as compensation for the time and effort spent in connection with service on the Board and its committees. We do not pay meeting fees. A director may elect to receive all or a portion of the quarterly cash payments in the form of deferred stock units ("DSUs").

- DSUs represent the right to receive shares of our common stock that are paid to the director only at the time the director's Board service ends.

- DSUs granted in lieu of cash compensation are fully vested.

- The number of DSUs granted is determined by dividing the portion of the cash compensation with respect to which the election is made by the closing stock price on the date the cash compensation is due to be paid, rounded up to the nearest share.

BOARD COMPENSATION

The following table sets out annual cash compensation amounts for Board and committee service during Fiscal 2018:

	CASH COMPENSATION PAYABLE ($)	
TYPE OF CASH COMPENSATION	**(IN EFFECT MARCH 1, 2017 – DECEMBER 2017)**	**(EFFECTIVE JANUARY 1, 2018)**
Board Member	50,000	60,000
Board Chair (1)	50,000	60,000
Lead Director (1)	30,000	30,000
Audit Committee Chair (2)	40,000	40,000
Audit Committee Member	20,000	20,000
Compensation Committee Chair (2)	30,000	30,000
Compensation Committee Member	15,000	15,000
Nominating and Corporate Governance Committee Chair (2)	15,000	15,000
Nominating and Corporate Governance Committee Member	7,500	7,500

(1) A Board Chair or Lead Director who also serves as a committee chair receives both the Board Chair or Lead Director retainer, as applicable, and the retainer payable for service on the committee rather than the applicable committee chair retainer.
(2) Committee chairs receive the applicable committee chair retainer in lieu of the retainer payable for service on the committee.

EQUITY COMPENSATION
In Fiscal 2018, our non-employee directors were entitled to receive equity compensation in order to align their interests with stockholder interests.

EQUITY COMPENSATION	
Initial RSA	• Value of $300,000 converted into shares by using closing stock price on grant date, rounded up to nearest share
	• New non-employee directors eligible upon election or appointment
	• Vests on anniversary of grant date in equal annual installments over a three-year period
Annual RSA	• Value of $250,000 converted into shares by using closing stock price on grant date, rounded up to nearest share
	• Vests on first anniversary of grant date
Each director may elect to receive DSUs on a one-for-one basis in lieu of annual RSA	
• Vests on same basis as RSA	
• Paid out in shares at time Board service ends	

ADDITIONAL COMPENSATION
Directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the Board and meetings of any committee on which they serve, Company business meetings and approved educational seminars. The Company funds no retirement or pension plan for non-employee directors.

DIRECTOR COMPENSATION LIMIT
Limit of $600,000 on aggregate value of cash payments and annual RSA that can be awarded to a non-employee director for service on the Board in a single year
• Board agreed not to change this limit unilaterally until the next time the Company submits its long-term incentive plan to a stockholder vote

SUMMARY COMPENSATION TABLE FOR NON-EMPLOYEE DIRECTORS

The following table summarizes the compensation awarded to our directors other than Mr. Whitehurst during Fiscal 2018:

NAME (1)	FEES EARNED OR PAID IN CASH ($) (2)	STOCK AWARDS ($) (3)(4)	ALL OTHER COMPENSATION ($)	TOTAL ($)
Sohaib Abbasi (5)	—	335,291	—	335,291
W. Steve Albrecht (6)	100,000	250,069	—	350,069
Charlene T. Begley (7)	80,000	250,069	—	330,069
Narendra K. Gupta (8)	99,429	250,069	—	349,498
Kimberly L. Hammonds (9)	75,000	250,069	—	325,069
William S. Kaiser (10)	67,500	250,069	—	317,569
Donald H. Livingstone (11)	87,500	250,069	—	337,569
General H. Hugh Shelton (U.S. Army Retired) (12)	55,938	250,069	—	306,007

(1) Compensation paid to Mr. Whitehurst, our President and CEO, is described in the section entitled "Executive Compensation." Mr. Zollar was elected to our Board in May 2018 and received no compensation from Red Hat in Fiscal 2018.
(2) This column reflects the amount of cash compensation paid to each director for Board and committee service after accounting for DSU elections. As described in the section entitled "Cash Compensation" above, non-employee directors may elect to receive fully vested DSUs in lieu of all or a portion of their cash compensation.
(3) Amounts in this column represent the aggregate grant date fair value of equity compensation issued to directors determined in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. For the assumptions made in determining these values, see Notes 2 and 17 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for Fiscal 2018. Equity compensation that our non-employee directors are eligible to receive is described in the section entitled "Equity Compensation" above.
(4) As of February 28, 2018, our non-employee directors had DSUs and unvested RSAs representing the right to receive the following number of shares of common stock: Mr. Abbasi–29,435, Dr. Albrecht–16,220, Ms. Begley–2,538, Dr. Gupta–44,574, Ms. Hammonds–3,827, Mr. Kaiser–9,728, Mr. Livingstone–31,210 and General Shelton–0.
(5) During Fiscal 2018, Mr. Abbasi was eligible to receive $85,000 in cash compensation and an annual RSA valued at $250,000. Mr. Abbasi elected to receive DSUs in lieu of his cash compensation and annual RSA. The stock awards total in the table includes $291 of value realized as a result of issuing grants rounded up to the nearest whole share.
(6) During Fiscal 2018, Dr. Albrecht received $100,000 in cash compensation and an annual RSA valued at $250,000. The stock awards total in the table includes $69 of value realized as a result of issuing a grant rounded up to the nearest whole share.
(7) During Fiscal 2018, Ms. Begley received $80,000 in cash compensation and an annual RSA valued at $250,000. The stock awards total in the table includes $69 of value realized as a result of issuing a grant rounded up to the nearest whole share.
(8) During Fiscal 2018, Dr. Gupta received $99,429 in cash compensation and an annual RSA valued at $250,000. Dr. Gupta elected to receive DSUs in lieu of his annual RSA. The stock awards total in the table includes $69 of value realized as a result of issuing a grant rounded up to the nearest whole share.
(9) During Fiscal 2018, Ms. Hammonds received $75,000 in cash compensation and an annual RSA valued at $250,000. The stock awards total in the table includes $69 of value realized as a result of issuing a grant rounded up to the nearest whole share.
(10) During Fiscal 2018, Mr. Kaiser received $67,500 in cash compensation and an annual RSA valued at $250,000. The stock awards total in the table includes $69 of value realized as a result of issuing a grant rounded up to the nearest whole share.
(11) During Fiscal 2018, Mr. Livingstone received $87,500 in cash compensation and an annual RSA valued at $250,000. Mr. Livingstone elected to receive DSUs in lieu of his annual RSA. The stock awards total in the table includes $69 of value realized as a result of issuing a grant rounded up to the nearest whole share.
(12) During Fiscal 2018, General Shelton received $55,938 in cash compensation and an annual RSA valued at $250,000. The stock awards total in the table includes $69 of value realized as a result of issuing a grant rounded up to the nearest whole share. General Shelton's annual RSA was forfeited when his term on the Board ended in August 2017.

PROCESS FOR SETTING DIRECTOR COMPENSATION

The Compensation Committee reviews our non-employee director compensation program annually and works with the Consultant to design and update the Director Compensation Plan to keep our compensation levels competitive so that the Company may attract and retain directors with the combination of attributes, experience and skills needed for the Board to operate effectively. In making decisions regarding non-employee director compensation, the Compensation Committee considers data provided by the Consultant about non-employee director compensation at the companies in our compensation peer group (the composition of our compensation peer group is described in "Executive Compensation-Compensation Discussion and Analysis-Process for Determining Named Officers' Compensation-Compensation Peer Group").

The Compensation Committee adopted a new Director Compensation Plan in December 2017. The mix of cash and equity provided under the plan is consistent with the mix provided by our compensation peer group companies.

INDEMNIFICATION

Each director has entered into an indemnification agreement with the Company. The indemnification agreements are on substantially the same terms as the indemnification agreements that the Company has entered into with the Named Officers, as described in the section entitled "Executive Compensation–Employment and Indemnification Arrangements with Named Officers–Indemnification."

DIRECTOR STOCK OWNERSHIP REQUIREMENTS

We have a Stock Ownership Policy that applies to our non-employee directors. During Fiscal 2018 this Stock Ownership Policy set the stock ownership level for each non-employee director at 4,000 shares, an ownership level based on a multiple of the cash retainer for service as a Board member in place at the beginning of Fiscal 2018. As of the end of Fiscal 2018, each of our non-employee directors was in compliance with the Stock Ownership Policy. Our Stock Ownership Policy is described in the section entitled "Executive Compensation—Compensation Discussion and Analysis—Compensation Policies and Practices—Stock Ownership Requirements."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee is composed entirely of independent directors, as was the case at all times during Fiscal 2018. At the beginning of Fiscal 2018, Mr. Abbasi, Dr. Gupta, Ms. Hammonds, Mr. Livingstone and General Shelton were members of the Compensation Committee. General Shelton did not stand for re-election at the 2017 Annual Meeting and left the committee when his term ended in August 2017. No member of the Compensation Committee (i) was during Fiscal 2018 or is currently an employee of the Company, (ii) has ever been an officer of the Company, (iii) is or was a participant in a "related person" transaction as described in the section entitled "Key Governance Policies—Policies and Procedures for Related Person Transactions—Related Person Transactions for Fiscal 2018" or (iv) is an executive officer of another entity, at which one of our executive officers serves on the compensation committee or the board of directors. None of our executive officers serves as a member of the board of directors or on the compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our Board or our Compensation Committee.

ITEM NO. 1—ELECTION OF DIRECTORS

The Board has nominated eight directors for one-year terms expiring at the 2019 Annual Meeting of Stockholders. Each nominee has indicated an intention to serve if elected and will hold office for his or her term and until a successor has been elected and qualified or until his or her earlier resignation or removal. In the event that any of the nominees should be unable or unwilling to serve, proxies may be voted for the election of some other person or for fixing the number of directors at a lesser number. Proxies cannot be voted for a greater number of persons than the number of nominees named.

✓ **THE BOARD OF DIRECTORS**

RECOMMENDS **A VOTE FOR** THE ELECTION OF:

SOHAIB ABBASI	KIMBERLY L. HAMMONDS
W. STEVE ALBRECHT	WILLIAM S. KAISER
CHARLENE T. BEGLEY	JAMES M. WHITEHURST
NARENDRA K. GUPTA	ALFRED W. ZOLLAR

TO THE COMPANY'S BOARD OF DIRECTORS

EXECUTIVE COMPENSATION

EXECUTIVE SUMMARY OF COMPENSATION DISCUSSION AND ANALYSIS

This executive summary is only a summary. You should refer to the more detailed information about our compensation program in the section of this Proxy Statement entitled "Compensation Discussion and Analysis" and in the Summary Compensation Table and other related compensation tables before you vote.

The Compensation Discussion and Analysis focuses on the Named Officers listed below.

    

| **JAMES M. WHITEHURST** | **ERIC R. SHANDER** | **PAUL J. CORMIER** | **ARUN OBEROI** | **MICHAEL R. CUNNINGHAM** |
| President and Chief Executive Officer | Executive Vice President and Chief Financial Officer | Executive Vice President and President, Products and Technologies | Executive Vice President, Global Sales and Services | Executive Vice President and General Counsel |

In Fiscal 2018, the Compensation Committee approved an executive compensation program designed to focus our executive team on growing our business and building long-term stockholder value. Our program provided compensation opportunities based on achievement against revenue, non-GAAP operating margin, non-GAAP cash flow from operations and TSR metrics, which the Compensation Committee believes are key contributors to our long-term profitability and growth, and the executive team's ability to develop and implement strategies to drive Red Hat's evolution beyond our traditional core infrastructure products.

Consistent with our long-standing practice, our executive compensation program was weighted heavily toward equity compensation (which represented approximately 75% of target compensation opportunities) because the committee believes performance-based, long-term equity compensation aligns the interests of our executives with stockholder interests, rewards executives for delivering long-term value and performance, serves as an important retention tool and provides a meaningful way to align executives' contributions with the Company's future success. Additionally, approximately 90% of target compensation opportunities included one or more performance elements in order to maintain a clear link between executive and Company performance and compensation received.

Payouts earned in Fiscal 2018 under the incentive compensation elements of our program reflected this pay and performance link. Our Named Officers' contribution to the Company's strong operating performance led to above-target payouts under our annual cash bonus plan and operating performance share units ("Operating PSUs"), while strong stock price growth over the past three fiscal years relative to our compensation peer companies yielded an above-target payout under the TSR performance share units ("TSR PSUs"). After evaluating the performance of the Company and the individual executives under our standard executive compensation program, the Compensation Committee approved:

- payouts earned under our annual cash bonus plan averaging 167% of target, based on corporate financial goal achievement of 167% and average individual goal achievement of 166%;

- payouts earned based on growth in revenue and operating income relative to compensation peer group companies for each of the Operating PSUs granted in Fiscal 2016 and Fiscal 2017 at 200% of target; and

- payouts earned based on TSR growth over a three-year period relative to compensation peer group companies under the TSR PSUs granted in Fiscal 2016 at 200% of target.

Performance-based compensation payouts earned by our Named Officers in respect of performance in Fiscal 2018, as approved by the Compensation Committee, and the percentage change from payouts earned in Fiscal 2017, are presented below. Shares delivered are based on target award amounts granted in Fiscal 2016 and Fiscal 2017 (Operating PSUs) and Fiscal 2016 (TSR PSUs).

	ANNUAL CASH BONUS		OPERATING PSUs		TSR PSUs	
NAMED OFFICER	**PAYOUT EARNED FOR FISCAL 2018**	**% CHANGE FROM FISCAL 2017**	**# OF SHARES EARNED FOR FISCAL 2018**	**% CHANGE FROM FISCAL 2017**	**# OF SHARES EARNED FOR FISCAL 2018**	**% CHANGE FROM FISCAL 2017**
James M. Whitehurst	$2,487,500	149%	76,099	(16)%	72,196	44%
Eric R. Shander (1)	$602,850	153%	—	—	—	—
Paul J. Cormier	$1,169,292	144%	40,288	(19)%	38,222	36%
Arun Oberoi	$890,179	149%	45,034	27%	29,728	58%
Michael R. Cunningham	$646,800	144%	20,592	(12)%	19,536	56%

(1) Mr. Shander began participating in our standard executive compensation program in Fiscal 2018, and as a result he will be eligible to receive a PSU payout for the first time in Fiscal 2019.

The Compensation Committee made no changes to our executive compensation program design or compensation mix for Fiscal 2019 because the committee believes that the current program continues to pay for performance, align management interests with our stockholders' interests and motivate, attract and retain the key executive talent needed to succeed in the technology industry. More detail about the Fiscal 2019 executive compensation program is provided in the section entitled "Executive Compensation–Compensation Discussion and Analysis–Fiscal 2019 Key Compensation Decisions."

We have adopted a number of practices that we believe benefit our stockholders by helping to align the interests of our management team with the interests of our stockholders, mitigate potential risks and promote effective oversight of our compensation program. These practices include:

- Stock ownership policy for Named Officers and directors; all Named Officers and directors in compliance at end of Fiscal 2018

- Clawback policy covering Named Officers' incentive compensation

- Prohibition on the following transactions with respect to Company securities: short sales, buying or selling options (puts and calls), hedging or monetization transactions (such as collars and forward sales contracts), purchases on margin and pledging

- Prohibition on new excise tax gross-up payments to our executives; no new or modified provisions since December 2007

- Termination of employment required following change in control event ("double trigger") before benefits payable

- Named Officers receive the same benefits provided to all full-time employees.

- Regular stockholder engagement on various aspects of Company performance, including executive compensation program

The following table summarizes the principal components of our standard executive compensation program in Fiscal 2018.

	COMPENSATION ELEMENT	PRINCIPLE OBJECTIVE AND LINK TO BUSINESS STRATEGY	PERFORMANCE METRICS	KEY FEATURES	MORE DETAILS
FIXED	Base Salary	To attract and retain key executive talent	Not applicable	No automatic or guaranteed increases Reviewed annually	P. 26
FIXED WITH AT RISK COMPONENT	Restricted Stock Awards	To attract and retain key executive talent Align executives' interests with those of stockholders	Service-based vesting over four-year period subject to achievement of revenue target	25% of shares vest after first year; remainder vest ratably on a quarterly basis over subsequent three years	P. 30
ALL AT RISK	Annual Cash Bonus	To encourage and reward performance that contributes to creating stockholder value To focus executives on growing key metrics that contribute to overall profitability and ability to grow our business	Revenue, non-GAAP operating margin, non-GAAP operating cash flow and individual performance goals over one-year performance period	Payout based on absolute performance against financial targets and achievement of individual goals with payout capped at 200% of target	P. 26
	Operating PSUs	To encourage and reward financial performance that contributes to creating long-term stockholder value Align executives' interests with those of stockholders	Revenue and operating income growth relative to peer group over three-year performance period	2 payouts based on performance relative to peer group, capped at 200% of target, after two and three years	P. 29
	TSR PSUs	To encourage and reward financial performance that contributes to creating long-term stockholder value Align executives' interests with those of stockholders	Growth in stock price plus dividends relative to peer group over three-year performance period	Single payout based on performance relative to peer group, capped at 200% of target	
SEVERANCE	Change in Control ("CIC")	To focus management on acting in the best interests of our stockholders in a CIC context	Not applicable	Double trigger-benefits paid only upon occurrence of CIC and termination without good cause or with good reason	P. 41
	Non-Change in Control	To attract and retain key executive talent	Not applicable	Paid upon termination without good cause or with good reason Requires execution of non-compete/non-solicit	
BENEFITS	Benefits	To provide competitive benefits package to attract and retain talent	Not applicable	Same benefits as are provided to all of Company's full-time employees • 401(k) Plan with company match • Medical, dental and vision plan • Life insurance benefit • Company charitable match	

COMPENSATION DISCUSSION AND ANALYSIS

OUR COMPENSATION PHILOSOPHY

Our executive compensation program is designed to:

- pay for performance by linking the majority of compensation to measures of Company performance and to Company and individual goals that contribute to the growth of our business and build long-term stockholder value;
- align executive interests with those of our stockholders; and
- attract and retain the talent needed to lead our Company in the evolving and highly competitive technology industry in which we operate.

Our program emphasizes long-term equity awards and annual performance-based cash bonuses so that a substantial portion of the value of each executive's total compensation opportunity is derived from Company business and stock price performance and the achievement of Company and individual performance goals established by the Compensation Committee. The selected performance metrics emphasize overall Company performance, reflecting the Compensation Committee's belief that the Named Officers, led by our CEO, are a team, sharing responsibility for Company performance and for execution of Company strategies. The relatively uniform compensation mix for each Named Officer reinforces this view, and in the committee's view also promotes team cohesion and internal equity. However, the Compensation Committee considers it appropriate for the CEO, who is responsible for developing the overall strategy and direction for the Company, to receive a greater portion of his compensation (in comparison to the other Named Officers) in performance-based compensation. Goals are derived from the Company's operating plan and business strategy. Performance levels are intended to be challenging and require effective execution in order to obtain a target level payout. The program is designed to have the flexibility to reward superior performance by providing for total earned compensation substantially above the target level and to provide compensation below the target level if performance goals are not met. In making its compensation decisions for individual executives, the Compensation Committee seeks to provide a competitive level of compensation for a position.

PROCESS FOR DETERMINING NAMED OFFICERS' COMPENSATION

The process for determining the Named Officers' compensation is outlined below along with a description of the role in the process of each of the Compensation Committee, our annual stockholder say-on-pay vote, the Consultant, our management and our compensation peer group.


THE CONSULTANT
• Provides compensation benchmarking data for each Named Officer
• Reviews composition of current peer group members and identifies new peer group candidates
• Recommends program design and payout mix for each fiscal year
• Recommends compensation levels for each Named Officer
COMPENSATION COMMITTEE
• Approves executive compensation program components and payout mix
• Sets financial performance targets
• Approves individual performance objectives
• Approves peer group to be used to measure PSU performance and to benchmark compensation levels and mix
• Sets target compensation levels for each fiscal year
Annual stockholder say-on-pay vote
MANAGEMENT
• CEO and CFO propose financial metrics and performance levels for annual cash bonus plan
• CEO proposes individual performance objectives
• CEO recommends compensation levels for other Named Officers

ROLE OF THE COMPENSATION COMMITTEE

The Compensation Committee oversees and approves all compensation arrangements for the Named Officers. Each year, the Compensation Committee:

- makes compensation decisions for Named Officers, both to certify achievement of performance goals and determine the payouts for the previous fiscal year, and to set compensation levels and goals for the performance-based elements of our program for the current fiscal year;
- reviews our executive compensation program design and effectiveness and adjusts as needed to support our business, taking into consideration compensation peer group company data, recommendations by the CEO and the Consultant, market trends, retention and succession considerations, legal and regulatory developments and the needs of our business;

- addresses executive compensation matters that arise during the fiscal year due to a change in status, retention and succession considerations or personnel changes;

- assesses the performance of our CEO (together with the independent members of the Board) and senior management team; and

- evaluates the effectiveness of our executive compensation program, including whether the program encourages excessive risk-taking.

In determining the appropriate level and compensation mix for each Named Officer, the Compensation Committee takes into account:

- Named Officer's experience and scope of responsibility, individual performance and retention prospects;

- the Consultant's annual review of publicly available compensation data from our compensation peer group companies and market information for certain positions from industry compensation surveys such as the Equilar Top 25 survey;

- management input;

- data prepared by the Consultant reflecting (i) cash payments, (ii) equity compensation grant values, (iii) internal equity and (iv) potential severance payments; and

- other information as it deems necessary and appropriate.

No pre-determined weighting is assigned to any factor, and the emphasis placed on a specific factor may vary among Named Officers, reflecting market conditions, business needs and retention and succession considerations at the time compensation decisions are made.

ROLE OF STOCKHOLDER SAY-ON-PAY VOTE

The Compensation Committee considers the results of our annual say-on-pay advisory vote and other feedback received from stockholders on executive compensation matters in determining executive compensation decisions and policies. These forms of stockholder feedback provide useful input to the committee in its work to design and oversee an executive compensation program that serves the long-term interests of our stockholders. At our 2017 Annual Meeting, approximately 98% of the votes cast were voted "FOR" approval of our executive compensation program as described and disclosed in the Compensation Discussion and Analysis section, compensation tables and narrative discussion in our 2017 Proxy Statement, and over the past five years, at least 97% of the votes cast each year were voted "FOR" our annual say-on-pay vote. The Compensation Committee believes such results affirm stockholders' support of the Company's approach to, and structure of, executive compensation. At our 2017 Annual Meeting, our stockholders also reaffirmed their preference for an annual say-on-pay vote.

ROLE OF THE COMPENSATION CONSULTANT

The Consultant provides services at the direction and under the supervision of the Compensation Committee, which has the sole authority to hire or fire the Consultant. From time to time at the request of the Compensation Committee, the Consultant:

- provides recommendations on the design of, and amounts awarded under, our executive compensation program;

- provides studies and other analyses regarding competitive pay practices for key employees, including the Named Officers;

- proactively advises on trends and developments related to executive and board compensation practices;

- attends various Compensation Committee meetings; and

- communicates with members of the Compensation Committee outside of scheduled meetings.

The Consultant provided executive compensation-related data used in preparing the Company's Annual Report on Form 10-K for Fiscal 2018 and this Proxy Statement. The Consultant provided no other services in Fiscal 2018 and is not otherwise retained by, and does not otherwise advise, the Company on compensation matters.

After considering information provided by the Consultant and any other factors the Compensation Committee considered relevant to the Consultant's independence or felt were relevant to a conflict of interest between the Consultant and the Compensation Committee or the Company, the Compensation Committee assessed the independence of the Consultant pursuant to SEC and NYSE rules in the first quarter of Fiscal 2018 and concluded that the Consultant's work for the Compensation Committee did not present a conflict of interest.

ROLE OF MANAGEMENT

Management helps the Compensation Committee fulfill its responsibilities by:

- providing information and day-to-day support;

- providing background information to complete studies and projects requested by the Compensation Committee; and

- working with the Consultant at the request and in support of the Compensation Committee.

From time to time, members of management are invited to attend Compensation Committee meetings. No executive officer participates in deliberations by the Compensation Committee or the Board regarding his or her compensation. In addition, at the request of the Compensation Committee, the CEO provides input regarding the performance and compensation recommendations for his direct reports, including the other Named Officers. The Compensation Committee believes this process is both orderly and fair and preserves the CEO's ability to have an appropriate impact on compensation for his direct reports. Management did not retain a separate compensation consultant for the compensation of our Named Officers.

COMPENSATION PEER GROUP

The Compensation Committee annually reviews and approves a peer group composed of companies in our industry considered to be our peers. This peer group data is used:

- as an input in developing base salary ranges, annual cash bonus targets and annual equity award targets;

- to assess the extent to which our individual compensation elements, compensation mix and our total direct compensation awarded to executives are competitive with our peers;

- as an input in evaluating executive compensation policies, such as share ownership guidelines; and

- to measure performance for our PSU awards.

The Consultant recommends peer companies for the Compensation Committee's consideration. In developing its recommendation, the Consultant identifies companies with similar Global Industrial Classification System ("GICS") industry codes and with comparable levels of market capitalization, revenues, operating income, number of employees and revenue and operating income growth rates, in an effort to populate the group with companies that have attributes appropriate to compare to Red Hat. The Fiscal 2018 compensation peer group consisted of 18 peer companies from the Software, Internet Software and Services, Computers & Peripherals and IT Services GICS industry codes and includes several companies with which we compete for talent.

For Fiscal 2019, after review and discussion with the Consultant, the Compensation Committee decided to remove Nuance Communications, Inc. and Verint Systems, Inc. from our peer group because it believed that these companies no longer met the Company's identification criteria, including market capitalization. The committee added CA, Inc., a provider of enterprise and mainframe software solutions services, ServiceNow, Inc., a provider of cloud-based solutions to automate workflow, and Workday, Inc., a provider of enterprise cloud applications for finance and human resources, in order to provide a peer group composed of size-relevant companies within our industry.

The table below lists selected financial data (in millions) and other relevant information derived from public sources for each Fiscal 2018 peer group company. This table is intended to illustrate the types of information used by the Compensation Committee to evaluate whether selected peers are reasonably comparable with Red Hat and should not be relied upon for any other purpose.

MOST RECENT FOUR QUARTERS AS OF
FEBRUARY 28, 2018

PEER GROUP MEMBER	REVENUES	OPERATING INCOME	EMPLOYEES (1)	MARKET CAP (2)	3-YR. REVENUE GROWTH (3)	3-YEAR OP. INCOME GROWTH (3)
Adobe Systems Incorporated	$ 7,699	$ 2,402	17,973	$102,804	81%	355%
Akamai Technologies, Inc.	$ 2,571	$ 372	7,650	$ 11,411	26%	(24%)
ANSYS, Inc.	$ 1,125	$ 391	2,900	$ 13,414	20%	12%
Autodesk, Inc.	$ 2,057	($ 394)	8,800	$ 25,875	(18%)	(418%)
Cadence Design Systems, Inc.	$ 1,983	$ 339	7,214	$ 10,967	23%	49%
Citrix Systems, Inc.	$ 2,859	$ 703	7,500	$ 12,526	(9%)	72%
Intuit Inc.	$ 5,818	$ 1,568	8,200	$ 42,735	47%	72%
Jack Henry & Associates, Inc.	$ 1,503	$ 383	5,972	$ 9,063	21%	24%
NetApp, Inc.	$ 5,751	$ 867	10,100	$ 16,223	(8%)	6%
Nuance Communications, Inc.	$ 1,968	$ 68	11,600	$ 4,717	2%	52%
Open Text Corporation	$ 2,725	$ 503	10,900	$ 9,325	46%	31%
PTC Inc.	$ 1,212	$ 72	6,041	$ 8,577	(10%)	(66%)
salesforce.com, inc.	$10,480	$ 236	29,401	$ 83,967	95%	262%
Symantec Corporation	$ 4,846	$ 466	13,214	$ 16,340	22%	47%
Synopsys, Inc.	$ 2,842	$ 391	11,686	$ 12,593	34%	41%
Verint Systems Inc.	$ 1,135	$ 50	5,200	$ 2,481	1%	(47%)
Verisign, Inc.	$ 1,176	$ 718	952	$ 11,268	15%	26%
VMware, Inc.	$ 7,922	$ 1,779	21,700	$ 53,113	47%	48%
Summary Data vs. Red Hat						
75th percentile	$ 5,525	$ 714	11,665	$ 23,491	43%	52%
Median	$ 2,648	$ 391	8,500	$ 12,559	22%	36%
25th percentile	$ 1,619	$ 262	6,334	$ 9,735	1%	7%
Red Hat	$ 2,920	$ 474	11,870	$ 26,090	63%	87%

Data presented in above table was compiled by the Consultant. Operating income may include adjustments made by the Consultant to publicly disclosed results in an effort to increase consistency in the method of calculating peer companies' operating income.
(1) As of the end of the most recently completed fiscal year.
(2) As of February 28, 2018.
(3) Represents point-to-point growth, not annualized.

COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE COMPENSATION PROGRAM STRUCTURE

The principal components of our Fiscal 2018 executive compensation program—Base Salary, Annual Cash Bonus and Equity Compensation—are described in more detail below.

CASH COMPENSATION

BASE SALARY	
What is it?	Base salary provides a fixed level of cash compensation designed to be commensurate with an executive's role and level of responsibility.
How is it set?	The Compensation Committee reviews base salaries at least annually with the aim of paying market-competitive base salaries to attract and retain key executive talent. Periodically, the committee has approved increases to reflect changes in the competitive market for talent in the technology industry, improvements in the Company's operating results, to maintain appropriate internal equity and, for certain executives, increases in scope of responsibilities. Annual salary increases are not automatic or guaranteed.
Why is it important?	Base salary serves as the basis for annual bonus opportunities, certain employee benefits and potential severance benefits.

ANNUAL CASH BONUS	
What is it?	Cash earned based on fiscal year Company financial performance (75% of payout) and performance against individual goals (25% of payout). Threshold levels of performance required to earn a payout.
How is it set?	The Compensation Committee determines the eligibility of the Named Officers to participate in the annual cash bonus plan when it approves the performance goals and target payout levels, which are set in the first quarter of the fiscal year as a percentage of annual base salary at the end of the fiscal year. The Company does not guarantee payment of cash bonuses to any executive.
	The Compensation Committee certifies the level of performance achieved and the payouts earned in the following fiscal year.
Why is it important?	The annual cash bonus is designed to drive the achievement of key business results that ultimately create long-term stockholder value and to recognize individuals based on their individual contributions to those results.
	The Compensation Committee believes that a cash bonus based on an assessment of individual performance against pre-determined goals within the context of the Company's overall performance enhances long-term stockholder value and serves to link annual performance and annual incentive payments.

CEO TARGET BONUS PERCENTAGE

Our CEO's target bonus opportunity is 150% of his base salary and is higher than the targets for the other Named Officers. The Compensation Committee sets a higher target bonus opportunity for the CEO to reflect his greater responsibility for developing and directing Company strategy to remain competitive in the rapidly changing technology industry. The higher target bonus opportunity also serves to place a greater portion of the CEO's total annual cash compensation at risk, which the committee intends to further support his greater accountability to stockholders.

PERFORMANCE GOALS AND PAYOUTS

- All goals set and communicated in the first quarter of the fiscal year

- Set at a level intended to be challenging, but achievable at a target level, with superior performance required for above target payouts

- Over our previous five fiscal years, payout levels earned below target twice and above target, but below the maximum possible payout, three times (Fiscal 2013 - Fiscal 2017)

- No payout unless employed on payment date, which generally occurs in the first quarter following the fiscal year, except for participants hired during the fiscal year and participants whose employment ends prior to payout date due to retirement or a reduction in force, who receive a pro-rated payment based on number of days employed during fiscal year

Payouts are earned based on Company performance against financial goals and each Named Officer's performance against individual goals, in each case approved by the Compensation Committee. The maximum possible cash bonus payment for a Named Officer is 200% of that officer's annual target amount. The final payout is calculated according to the formula below.

CALCULATION OF PAYOUT AMOUNT



(Performance on Company Financial Goals 75% + Performance on Individual Goals 25%) X Individual Target Amount (Base Salary X Target Percentage) = Annual Cash Bonus Plan Payout Amount

COMPANY FINANCIAL GOALS

For Fiscal 2018, the Compensation Committee selected Company performance metrics of total revenue, non-GAAP cash flow from operations, and non-GAAP operating margin because management uses these metrics as a component of its internal reporting to evaluate performance of the business, to make operating decisions, including internal budgeting and the calculation of incentive compensation for all employees, and to forecast future performance. Additionally, the Compensation Committee, taking into account the Consultant's recommendations, believes these performance metrics drive long-term stockholder value. The total revenue metric reflects management's effectiveness at selling our products and services and is a critical measurement of the growth of our business used by management and market analysts. Non-GAAP cash flow from operations reflects management's effectiveness in generating cash and providing the capital resources necessary for the business to grow. Non-GAAP operating margin demonstrates how efficiently management runs the business and controls costs. We use non-GAAP performance metrics for cash flow from operations and operating margin because we seek to compensate our executive team based on how effectively they build stockholder value through operating the Company business and the Compensation Committee believes that both of these non-GAAP metrics eliminate the impact of items that are unrelated to business operations and outside of management's control, such as tax rates.

The range of performance levels for each metric is determined following a review of internal projections, analyst expectations and our annual business plan. The annual cash bonus plan provides that financial results be adjusted for specified items that may occur during the performance period, but that were not contemplated at the time the Company performance goals were set, including, but not limited to, volatility in foreign exchange and interest rates, unanticipated acquisitions, litigation settlements, the cumulative effect of changes in tax laws or accounting procedures, and substantial changes in general macroeconomic conditions. The calculation of the financial performance metrics is described in the following table.

FINANCIAL PERFORMANCE METRIC	METRIC DEFINITION	WEIGHTING
Total Revenue	GAAP total revenue	25%
Non-GAAP Cash Flow from Operations	Company GAAP cash flow from operations + excess tax benefits from share-based payment arrangements	25%
Non-GAAP Operating Margin	Company GAAP operating margin—impact of expense related to share-based payment arrangements—amortization of intangible assets	25%

INDIVIDUAL PERFORMANCE GOALS

The Compensation Committee establishes individual performance goals for our CEO and, in consultation with the CEO, establishes individual performance goals for each of the other Named Officers. These individual performance goals focus on qualitative strategic and operational considerations and the businesses or functions that the Named Officer leads. At the end of the fiscal year, each Named Officer provides the CEO with an individual self-assessment with respect to performance on individual performance goals. The CEO reviews each self-assessment and evaluates for each Named Officer's individual goals, the relative impact of each performance goal to the Company's success and the effort required to achieve each goal. Then the CEO provides the Compensation Committee with an assessment of the performance of, and recommendation for individual

bonus amounts for, the other Named Officers. The Compensation Committee discusses the CEO's performance on the individual performance goals and then assesses his performance, which the committee provides to the Board. The independent directors then evaluate the CEO's overall performance during the fiscal year, certify his performance against his individual goals and approve his payout.

EQUITY COMPENSATION

EQUITY COMPENSATION	
What is it?	Equity compensation provides an opportunity for each Named Officer to earn shares of Red Hat stock based on achievement of performance goals approved by the Compensation Committee. Equity awards vest over periods ranging from two to four years. In Fiscal 2018, Named Officers were granted Operating PSUs, TSR PSUs and RSAs, subject to achievement of a performance goal.
How is it set?	The Compensation Committee determines the eligibility of each Named Officer for equity awards annually in the first quarter of the fiscal year when it approves the performance goals, the performance periods, the compensation peer group and target share amounts that can be earned. The Company does not guarantee equity award grants to any executive.
	The Compensation Committee certifies the level of performance achieved and the number of shares earned for the applicable performance period in the following fiscal year.
Why is it important?	Performance-based, long-term equity compensation helps align the interests of our Named Officers with the interests of our stockholders, reward executives for delivering long-term performance, serve as an important retention tool and provide a meaningful way to align the Named Officers' contributions and efforts with the Company's future success.

GRANT VALUES

In determining target equity grant values for each Named Officer, including the CEO, the committee considers performance, current amount of unvested equity, relative ability to impact the Company's future success, and retention and succession considerations, taking into account the Consultant's peer company data for that individual's position and the CEO's recommendations. The Compensation Committee sets a target equity value to deliver to each Named Officer, and that value is converted into a target number of shares (based on the closing stock price on the approval date) which the committee approves when making the equity awards.

TIMING OF EQUITY AWARDS

Under the stockholder-approved 2004 Long-Term Incentive Plan, awards to employees are authorized by the Compensation Committee before or on the grant date. It is the Company's general practice to make recurring equity award grants (other than grants of PSUs and RSAs) during the Company's open trading window after a quarterly earnings announcement, although the Company has the authority to make grants at other times of the year under certain circumstances. The committee's general practice has been to approve grants of PSUs and RSAs within the earlier of the first 90 days or the first 25% of the applicable performance period in an effort to maximize deductibility of the related share-based compensation expense under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). While this deduction will no longer be available with the passage of the Tax Cuts and Jobs Act, the committee intends to continue to follow this practice in order to establish performance metrics for executives at the beginning of the performance period as a matter of good compensation governance. Other than as described above, the Company has no program, plan or practice to coordinate its award grants with the release of material non-public information.

In addition to achievement of performance goals, our equity awards require that a Named Officer maintain a relationship with the Company as an employee, officer, director and/or consultant (a "Business Relationship") until the end of the performance period (Operating and TSR PSUs) or vesting date (TSR Hurdle PSUs and RSAs) in order to earn a payout.

PERFORMANCE SHARE UNITS

The Compensation Committee believes that PSUs provide significant incentives for senior management to focus on specific growth metrics that contribute to long-term stockholder value and help align management and stockholder interests. Since the awards are denominated and distributed in shares of common stock, a strong linkage to stockholder return is maintained. The committee grants a target number of PSUs. Executives may earn up to 200% of the target number of PSUs (the "Maximum") for superior performance over the performance period, or may earn nothing if the Company does not out-perform at least 30% of the peer companies (as shown in the table below). Payouts for PSUs are based upon how well the Company performs for specified metrics (discussed below) relative to the other companies in the relevant compensation peer group.

	PERCENT OF PEER COMPANIES RED HAT OUT-PERFORMS	PAYOUT % OF TARGET
Maximum Payout	75% or higher	200%
	70%	175%
	65%	150%
	60%	125%
	55%	110%
Target Payout	50%	100%
	45%	90%
	40%	75%
	35%	50%
Minimum Performance Level Required for Payout	30%	25%
No Payout	Under 30%	0%

OPERATING PSUs	
Performance Period	Two segments: Shares are earned based on performance at the end of the second fiscal year (capped at 50% of the Maximum) and the end of the third fiscal year (100% of the Maximum, less amounts earned in the first performance segment).
Performance Goals	Growth relative to compensation peer group companies for revenue and operating income, excluding the impact of items that are unusual in nature or infrequently occurring, or both, and the cumulative effect of changes in applicable tax and accounting rules. Exclusions are made only if the item is separately disclosed on the applicable income statement. The Compensation Committee selected these performance metrics because these are metrics which management uses to assess our performance and which the Compensation Committee, taking into account the Consultant's recommendations, believes reflect the overall health and competitive positioning of the Company and create long-term stockholder value.
	In Fiscal 2019, the Compensation Committee modified our form of Operating PSU to exclude peer group companies that report an operating loss from the calculation of operating income growth because the committee believes that such companies' operating loss position is too inconsistent with the operating income results of the other compensation peer group companies to be meaningfully comparable.

TSR PSUs	
Performance Period	Three years. Shares are earned based on performance at the end of the third fiscal year.
Performance Goals	Growth relative to compensation peer group companies for TSR (stock price plus any cash dividends payable with respect to a record date set, and not rescinded). TSR performance is measured over a period of 90 trading days at each of the beginning and the end of the performance period. The use of relative TSR creates inherent alignment with stockholders' interests, using a generally simple and objective measurement process for calculating relative TSR.

RESTRICTED STOCK AWARDS

The Compensation Committee believes that RSAs help to align the interests of management with those of stockholders by rewarding stock price performance without encouraging excessive risk-taking and are an important component of compensation used to attract and retain the Company's executives. RSAs also serve to balance the riskier nature of the PSUs. RSA amounts were set after considering amounts that would promote retention, reward long-term stock value creation and performance and be competitive with compensation peer group practices and industry trends.

RSAs	
Performance Period	One year. If performance goal is met, 25% of the RSAs vest approximately one year following the grant date, and the remainder vest ratably on a quarterly basis over the course of the subsequent three years. The Named Officer must have a Business Relationship on each vesting date in order to earn the RSAs. If the performance goal is not met, all RSAs are forfeited.
Performance Goals	Achievement of a revenue threshold approved by the Compensation Committee. The performance condition focuses executives on growing revenue and was designed to enable the Company to maximize the tax deductibility of the expense associated with the RSAs under Section 162(m) of the Code.

TSR HURDLE PSUs

In August 2014, Mr. Whitehurst and Mr. Cormier were granted PSUs requiring achievement by August 6, 2017 of an average TSR of $80.18 (the "TSR Hurdle PSUs") for a 90-calendar day period. The performance goal was achieved in January 2016, and Mr. Whitehurst and Mr. Cormier earned 50% of the PSUs. They will earn the remaining 50% of the TSR Hurdle PSUs if they maintain a Business Relationship with the Company until August 6, 2018. The Compensation Committee granted the TSR Hurdle PSUs to provide an incentive to deliver a sustained level of exceptional corporate performance and considers the use of a special award, such as the TSR Hurdle PSUs, to be a tool for use only in exceptional circumstances.

FISCAL 2018 COMPENSATION DECISIONS

TARGET COMPENSATION AMOUNTS

In the first quarter of Fiscal 2018, the Compensation Committee took the following actions for the Fiscal 2018 executive compensation program:

PROGRAM ELEMENT	ACTION TAKEN	RATIONALE
Base Salary	No change except for Mr. Cunningham	Base salary levels generally competitive with those provided by compensation peer companies and commensurate with each Named Officer's scope of responsibilities. Mr. Cunningham's base salary was increased to better align it with the base salaries of the other Named Officers.
Annual Cash Bonus	No change in target opportunities, except for Mr. Shander, or performance metrics	Target annual cash bonus opportunities as a percentage of base salary generally competitive with those provided by peer companies and sufficient to incent executive team to deliver strong financial and operational performance. Mr. Shander's target was set at 80% of his base salary to reflect his assumption of the responsibilities of the CFO role.

Performance metrics of total revenue, non-GAAP cash flow from operations and non-GAAP operating margin determined to be most relevant for company operating performance and consistent with how executive team manages the business. Company finance goal ranges and individual performance goals are discussed in the section entitled "Compensation Earned" below. |
| **Equity Awards** | No change in mix of award types. Lower target share value approved, but target share levels generally consistent with Fiscal 2017 levels | The target opportunity mix of equal amounts of Operating PSUs, TSR PSUs and RSAs generally competitive with those provided by compensation peer companies. Target equity values used to derive the target share levels generally were comparable to those set in Fiscal 2017 except as noted below, but the Compensation Committee determined, based on peer group and Equilar Top 25 survey data prepared by the Consultant, that these levels would provide meaningful retentive value and incent the executive team to deliver strong financial and operational performance.

Fiscal 2018 target equity award levels set for Mr. Shander reflected the fact that Fiscal 2018 represented his first year in the CFO role. Fiscal 2018 target equity award levels set for Mr. Oberoi represented a return to the historical target award levels for Mr. Oberoi's role after a larger target number of shares was granted to Mr. Oberoi in Fiscal 2017 for his critical work in supporting revenue growth and increasing adoption of our emerging technology offerings and for continued stability of our sales leadership team. |

The charts below show target compensation opportunities approved in Fiscal 2018 for our CEO and the other Named Officers as a group based on our standard executive compensation program. The majority of target compensation for our CEO and our other Named Officers was in the form of performance-based equity and cash awards. Our executive compensation program is designed to provide target total cash and equity compensation opportunities relative to our compensation peer companies that allow us to compete for and retain top talent without providing excessive compensation or encouraging excessive risk taking. Target amounts for equity awards will be paid in future fiscal years if performance goals are achieved. Actual values earned and paid for incentive compensation may be below or above target levels.





TARGET COMPENSATION GRANTED IN FISCAL 2018

CEO
27% TSR PSUs
27% Operating PSUs
12% Annual Cash Bonus
27% RSAs
7% Base Salary
93% At Risk
Other Named Officers
25% TSR PSUs
25% Operating PSUs
12% Annual Cash Bonus
25% RSAs
13% Base Salary
87% At Risk

NAMED OFFICER	ANNUAL BASE SALARY	ANNUAL CASH BONUS TARGET	EQUITY AWARDS				TOTAL TARGET COMPENSATION OPPORTUNITIES
			ESTIMATED TARGET VALUE[1]	OPERATING PSUs	TSR PSUs	RSAs	
James M. Whitehurst	$1,000,000	$1,500,000	$10,095,937	36,994	36,994	36,993	$12,595,937
Eric R. Shander	$ 450,000	$ 360,000	$ 2,338,018	8,567	8,567	8,567	$ 3,148,018
Paul J. Cormier	$ 700,000	$ 700,000	$ 4,782,286	17,523	17,523	17,524	$ 6,182,286
Arun Oberoi	$ 530,000	$ 530,000	$ 3,188,220	11,682	11,682	11,683	$ 4,248,220
Michael R. Cunningham	$ 490,000	$ 392,000	$ 2,338,018	8,567	8,567	8,567	$ 3,220,018

[1] Estimated target value is determined in accordance with FASB ASC Topic 718, in all material respects, and is consistent with the equity values shown in the Summary Compensation Table.

COMPENSATION EARNED

In the first quarter of Fiscal 2019, the Compensation Committee certified Fiscal 2018 performance and approved payouts for the compensation elements below.

PROGRAM ELEMENT	COMMITTEE ACTION TAKEN	RATIONALE
Annual Cash Bonus for Fiscal 2018 performance	Certified financial goal achievement of 167% Approved achievement against individual performance goals at a level of 166% (average) Approved individual payouts at an average level of 167% of target	Performance against goals is described in greater detail below.
Operating PSUs granted in Fiscal 2016	Certified Fiscal 2016 Operating PSU performance and payouts for three-year performance period ending on February 28, 2018 Red Hat ranked 3rd on revenue growth and 5th on operating income growth among the 18 compensation peer companies, resulting in a payout of 200% of target	Payout determined according to formula comparing Red Hat performance to performance of compensation peer companies.
Operating PSUs granted in Fiscal 2017	Certified Fiscal 2017 Operating PSU performance and payouts for two-year performance period ending on February 28, 2018 Red Hat ranked 3rd on revenue growth and 3rd on operating income growth among the 18 compensation peer companies, resulting in a payout of 200% of target	Payout determined according to formula comparing Red Hat performance to performance of compensation peer companies.
TSR PSUs granted in Fiscal 2016	Certified TSR PSU performance and payouts for three-year performance period ending on February 28, 2018 Red Hat ranked 4th on TSR growth among the 18 compensation peer companies, resulting in a payout of 200% of target	Payout determined according to formula comparing Red Hat performance to performance of compensation peer companies.
RSAs granted in Fiscal 2018	Certified achievement of revenue threshold of $2.6 billion	Based on Red Hat's financial statements filed in its Annual Report on Form 10-K for Fiscal 2018. No RSAs were forfeited since the performance threshold was met. RSAs will vest over the next three years subject to maintaining a continuing Business Relationship.

The charts below show compensation earned in Fiscal 2018 for our CEO and the other Named Officers as a group based on performance measured at the end of Fiscal 2018 and are intended to illustrate how performance by the Company and our Named Officers impacted the compensation received. These charts reflect annual base salary earned during Fiscal 2018, payouts approved by the Compensation Committee for performance periods that ended in Fiscal 2018 for our annual cash bonus plan, Operating PSUs granted in Fiscal 2016 and Fiscal 2017 and TSR PSUs granted in Fiscal 2016, and all RSAs awarded in Fiscal 2018 for which the performance threshold was met, even though Named Officers will receive the shares over the next three years, subject to maintaining a Business Relationship.

COMPENSATION EARNED IN FISCAL 2018


CEO
38%
TSR
PSUs
40%
Operating
PSUs
11%
RSAs
3%
Base
Salary
8%
Annual
Cash
Bonus
Performance +
Service
86%
Performance-
Based
Other Named Officers
27%
TSR
PSUs
32%
Operating
PSUs
17%
RSAs
10%
Base
Salary
14%
Annual
Cash
Bonus
Performance +
Service
73%
Performance-
Based

Operating PSU value is based on closing stock price of $163.11 on April 26, 2018 vesting date, TSR PSU value is based on closing stock price of $161.67 on April 18, 2018 vesting date and RSA value is based on grant date fair market value reported in the Summary Compensation Table.

		ANNUAL CASH BONUS[2]		EQUITY AWARDS (OPERATING PSUs, TSR PSUs, RSAs)[3]		TOTAL COMPENSATION EARNED IN FISCAL 2018	
NAMED OFFICER	ANNUAL BASE SALARY	PAYOUT ($)	% CHANGE FROM FISCAL 2017	PAYOUT ($)	% CHANGE FROM FISCAL 2017	$	% CHANGE FROM FISCAL 2017
James M. Whitehurst	$1,000,000	$2,487,500	149%	$27,339,449	79%	$30,826,949	78%
Eric R. Shander[1]	$450,000	$602,850	—	$753,810	—	$1,806,660	—
Paul J. Cormier	$700,000	$1,169,292	144%	$14,292,663	70%	$16,161,955	69%
Arun Oberoi	$530,000	$890,179	149%	$13,179,609	88%	$14,599,788	85%
Michael R. Cunningham	$490,000	$646,800	144%	$7,270,957	84%	$8,407,757	79%

1 Mr. Shander first participated in our standard executive compensation program in Fiscal 2018 when he was named as our chief financial officer, and as a result, his earned equity award total reflects only the value of RSAs granted to him in Fiscal 2018. His Fiscal 2017 compensation was awarded under our standard employee compensation program which is structured differently than our executive program. As a result, a year-over-year comparison of performance-based compensation is not meaningful and has been omitted.

2 The significant year-over-year change in annual cash bonus payouts earned reflects the better performance achieved in Fiscal 2018 relative to Fiscal 2017 against the Company financial performance goals established by the Compensation Committee.

3 Year-over-year change in equity award payouts earned primarily reflects the Company's improved stock price growth achieved for Fiscal 2018 relative to compensation peer companies for the TSR PSUs relative to Fiscal 2017 when the TSR PSUs paid out below target.

ANNUAL CASH BONUS PLAN GOALS FOR FISCAL 2018

COMPANY FINANCIAL PERFORMANCE

For Fiscal 2018, 75% of the final payout for each Named Officer was based on aggregate achievement of Company financial performance goals at an achievement level of 167%, as set forth in the table below (U.S. Dollars, in millions). Each metric is weighted equally in determining the level of achievement.

	PAYOUT RANGE	ACTUAL RESULTS	ADJUSTED RESULTS	ACHIEVEMENT (%)
Adjusted Total Revenue	$2,695 – $2,870	$2,920	$2,864	191%
Non-GAAP Adjusted Cash Flow from Operations	$832 – $885	$923	$941	200%
Non-GAAP Adjusted Operating Margin	22.4% – 24.6%	16.2%	23.8%	110%
Average				167%

For Fiscal 2018, the financial results were adjusted in accordance with the provisions of the annual cash bonus plan to adjust for the impact of the acquisitions of Codenvy, CoreOS and Permabit and the effect of a lower Euro rate than the original rate used to set the financial goals. The net effect of these non-GAAP adjustments was (U.S. Dollars, in millions):

ADJUSTMENT	NET CHANGE TO TOTAL REVENUE	NET CHANGE TO OPERATING CASH FLOW	NET CHANGE TO OPERATING INCOME
Non-cash share-based compensation expense	—	—	$192
Amortization of intangible assets	—	—	$ 5
Acquisitions of Codenvy, CoreOS and Permabit	($56)	$18	$ 31
Euro exchange rate	—	—	($ 19)

INDIVIDUAL PERFORMANCE

For Fiscal 2018, the Compensation Committee established individual performance goals for each Named Officer that include a set of common goals to reinforce the need for each executive to contribute as a member of the management team to the Company's overall success and qualitative strategic and operational goals for each Named Officer based on areas of responsibility. The Named Officers' performed at an achievement level of 166% (average) on individual performance goals. Individual performance goals are based on our strategic corporate framework which aims for Red Hat to become the default choice for the next generation of IT by optimizing traditional workloads, creating and managing hybrid cloud infrastructure and building next-generation architectures, and the need to develop the tools, processes and talent to scale our company as it grows.

COMMON STRATEGIC GOALS

- Execute Company's ethics program

- Enhance Red Hat leadership in OpenStack technologies

- Focus on application development-related and other emerging technology subscriptions, including OpenShift

- Focus on customer engagement through decision-making, advocacy and incorporation into Company culture

- Promote awareness of Red Hat's brand

- Increase leadership capability and capacity to effectively lead a multi-billion dollar company

- Support and enhance our diverse, inclusive meritocratic culture

NAME	INDIVIDUAL GOALS
Mr. Whitehurst **President and CEO**	• Oversee execution and monitor progress for all common strategic goals • Lead direction and responses for strategic patent positioning
Mr. Shander **Executive Vice President and Chief Financial Officer**	• Build organizational and leadership capabilities in finance, accounting and facilities organization • Coordinate and drive improvements to support sales productivity and efficiency • Communicate effectively with investors and other financial constituents • Drive corporate performance cadence process • Drive long-term strategic planning process
Mr. Cormier **Executive Vice President and President, Products and Technologies**	• Drive customer engagement services to deliver a world class customer experience • Deliver a common integrated management and automation functionality across products • Add native attach storage to OpenShift • Promote Openshift.io and OpenShift Online to developers • Expose new technology(ies) in core platforms • Announce one common service to start the integration of OpenShift and OpenStack
Mr. Oberoi **Executive Vice President, Global Sales and Services**	• Drive execution of our specialist sales model program • Execute on new elements of services strategy to drive new product adoption • Work with deal desk team to improve customer experience and field productivity • Support sales organization development with enablement and training initiatives • Evolve strategy to leverage partners to promote new products
Mr. Cunningham **Executive Vice President and General Counsel**	• Lead direction and responses for strategic patent positioning • Lead defenses (both strategic and tactical) against IP assertions • Champion and drive with CEO execution of our corporate ethics and citizenship programs • Enhance data privacy and security law compliance program, including preparations for implementation of EU General Data Protection Regulation • Grow capacity and scalability of department • Bolster proud patent portfolio and other defenses in light of changing competition • Establish reference-able repository of Red Hat positions to legal open source questions • Promote legal thought leadership for open source

In assessing the Named Officers' performance against individual performance goals, the committee considered a number of subjective factors including the following achievements:

• the Company's acquisition of CoreOS to further Red Hat's goals to support customer application development and adoption and development of our hybrid cloud platform for modern application workloads;

• enhancements to the Company's diversity and inclusion initiatives, such as our diversity and inclusion communities for associates and a series of associate resources focused on inclusion;

• delivery of container-native storage for OpenShift Container Platform 3.6;

• launch of common cure rights commitment for certain open source software licenses in collaboration with Facebook, Google and IBM;

• launch of Open Innovation Labs, Red Hat's residency program for small groups of customer developers to help them use open source technologies for application development, in Boston, London and Singapore; and

• broader participation in investor events globally.

FISCAL 2019 KEY COMPENSATION DECISIONS

In May 2018, the Compensation Committee met to determine the executive compensation package for our executives for Fiscal 2019, including our Named Officers. The committee reviewed the Company's Fiscal 2018 financial performance and benchmarking data prepared by the Consultant based on compensation peer company data and a Radford compensation database before approving the following compensation levels:

• Base salary: increases for Mr. Whitehurst, Mr. Shander, Mr. Oberoi and Mr. Cunningham to maintain salaries at levels competitive with our compensation peer group companies;

• Annual cash bonus target: raised target percentage for Mr. Shander to 100% from 80%; and

• Equity awards: maintained equal weighting of Operating PSUs, TSR PSUs and RSAs and increased Mr. Shander's target equity award opportunities.

The changes in Mr. Shander's incentive compensation opportunities were intended to better align his opportunities with CFO roles at our compensation peer group companies.

COMPENSATION DISCUSSION AND ANALYSIS

The benchmarking data indicated that the Named Officers' target incentive compensation opportunities are generally competitive, except as previously noted, with those provided at our peer companies. The committee believes that these compensation levels generally are sufficient in the current environment to retain our executive team and incent them to continue to deliver strong financial and operational performance for our stockholders.

Set forth below are the Fiscal 2019 compensation opportunities for the Named Officers.

	BASE SALARY ($)	CASH BONUS TARGET ($)	OPERATING PSUs (TARGET #)	TSR PSUs (TARGET #)	RSAs (#)
James M. Whitehurst	$1,100,000	$1,650,000	22,075	22,075	22,075
Eric R. Shander	$ 550,000	$ 550,000	7,024	7,024	7,024
Paul J. Cormier	$ 700,000	$ 700,000	10,034	10,034	10,034
Arun Oberoi	$ 575,000	$ 575,000	7,024	7,024	7,024
Michael R. Cunningham	$ 500,000	$ 400,000	5,218	5,218	5,218
% of Total Compensation (Based on Average of Target Compensation)	12%	13%	25%	25%	25%

COMPENSATION POLICIES AND PRACTICES

STOCK OWNERSHIP REQUIREMENTS

The Compensation Committee supports stock ownership as an effective means of helping to align motivations of Named Officers and non-employee directors with the long-term interests of stockholders. Under Red Hat's Stock Ownership Policy for Named Officers who report directly to the CEO, ownership levels are derived from multiples of annual base salary. The current levels were set in September 2016 to adjust for the almost 200% increase in Red Hat's stock price since the levels were previously set. The current ownership levels are as follows:

POSITION	OWNERSHIP LEVEL
Chief Executive Officer	81,000 shares
Executive Vice President	15,000 shares

If at any time a Named Officer or non-employee director does not hold a number of shares that equals or exceeds the applicable level, that officer is required to hold 50% of the shares (net of any shares withheld to satisfy tax obligations at vesting) realized from any equity award granted after March 1, 2010, the effective date of the Stock Ownership Policy, until ownership equals or exceeds the applicable level. For purposes of calculating ownership under the Stock Ownership Policy, shares owned outright, fully vested DSUs and 50% of unvested RSAs and DSUs are counted. Unvested PSU awards are disregarded. As of the end of Fiscal 2018, all of the Named Officers were in compliance with the Stock Ownership Policy.

POLICIES PROHIBITING HEDGING AND PLEDGING

Company policies prohibit employees from engaging in any of the following transactions with respect to securities of the Company: (i) selling short, (ii) buying or selling options (puts and calls), or other derivative securities or engaging in hedging or monetization transactions (such as collars and forward sales contracts), (iii) purchasing Company stock on margin or (iv) pledging Company stock to a margin account or otherwise.

CLAWBACK POLICY

In May 2009, the Board adopted a clawback policy for our Named Officers. The clawback policy generally requires any participant in our annual cash bonus plan who engages in an act of embezzlement, fraud, willful misconduct or breach of fiduciary duty that results in a material restatement of financial statements included in any of our filings with the SEC to repay us (i) any portion of incentive compensation distributed during the twelve-month period following the filing with the SEC of any financial statements that are subsequently restated that is greater than the amount that would have been paid if calculated based on the restated financial results and (ii) the net proceeds from gains on any sale or disposition of our common stock distributed pursuant to incentive compensation arrangements during such twelve-month period. The Board adopted the policy as an additional deterrent to inappropriate behavior that could adversely affect the Company.

TAX DEDUCTIBILITY OF THE NAMED OFFICERS' COMPENSATION

When the Compensation Committee set compensation for Fiscal 2018 at the beginning of the fiscal year, Section 162(m) of the Code generally disallowed a tax deduction for compensation in excess of $1 million paid to the CEO and to each other officer (other than the CFO) (the "Covered Officers") whose compensation is required to be reported pursuant to the Exchange Act by reason of being among the other three most highly paid executive officers. Incentive awards, such as PSUs, RSAs and the annual cash bonus, were granted and administered pursuant to our stockholder approved Performance Compensation Plan, which established the performance metrics and other award terms intended to enable us to maximize the tax deductibility of compensation expense under Section 162(m).

Section 162(m) was amended by the Tax Cuts and Jobs Act, enacted in December 2017, to eliminate the deduction for performance-based compensation and to include the CFO among the Covered Officers. These changes are likely to result in lower tax deductions related to compensation of the Named Officers. The U.S. Internal Revenue Service is expected to issue guidance on how Section 162(m), as amended by the Tax Cuts and Jobs Act, will be implemented.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed the Compensation Discussion and Analysis and discussed that analysis with management. Based on its review and discussion with management, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for Fiscal 2018 and this Proxy Statement.

Respectfully submitted,
THE COMPENSATION COMMITTEE

Sohaib Abbasi (Chair)
Narendra K. Gupta
Kimberly L. Hammonds
Donald H. Livingstone

The information contained in the foregoing report shall not be deemed to be "soliciting material," or to be "filed" with the SEC or subject to Regulation 14A or 14C (other than as provided in Item 407 of Regulation S-K) or to the liabilities of Section 18 of the Exchange Act, except to the extent Red Hat specifically requests that the information be treated as soliciting material or specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act. This information shall not be deemed to be incorporated by reference into any filing of Red Hat under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation awarded to our Named Officers in Fiscal 2018, Fiscal 2017 and Fiscal 2016.

NAME AND PRINCIPAL POSITION	FISCAL YEAR	SALARY ($) (1)	BONUS ($)	STOCK AWARDS ($) (2)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($) (3)	ALL OTHER COMPENSATION ($) (4)	TOTAL ($)
James M. Whitehurst	2018	1,000,000	—	10,095,937	2,487,500	14,029	13,597,466
President and Chief	2017	1,000,000	—	9,125,785	997,500	9,304	11,132,589
Executive Officer	2016	975,000	—	9,558,469	2,178,458	13,667	12,725,594
Eric R. Shander	2018	441,452	—	2,338,018	602,850	8,056	3,390,376
Executive Vice President and Chief Financial Officer	2017	385,000	200,000(5)	499,772	238,095	9,300	1,332,167
Paul J. Cormier	2018	700,000	—	4,782,286	1,169,292	5,926	6,657,504
Executive Vice President and	2017	700,000	—	4,831,325	479,255	665	6,011,245
President, Products and Technologies	2016	670,000	—	5,060,366	1,038,538	336	6,769,240
Arun Oberoi	2018	530,000	—	3,188,220	890,179	13,774	4,622,173
Executive Vice President,	2017	530,000	—	6,978,553	357,565	8,640	7,874,758
Global Sales and Services	2016	522,500	—	3,935,871	788,971	12,632	5,259,974
Michael R. Cunningham	2018	487,890	—	2,338,018	646,800	13,949	3,486,657
Executive Vice President and	2017	480,000	—	2,469,347	264,960	8,732	3,223,039
General Counsel	2016	472,500	—	2,586,413	564,192	13,089	3,636,194

(1) Mr. Shander's salary for Fiscal 2018 reflects the increase in his base salary from $385,000 to $450,000 effective April 18, 2017. Mr. Cunningham's salary for Fiscal 2018 reflects the increase in his base salary from $480,000 to $490,000 effective May 17, 2017.

(2) Amounts in this column represent the aggregate grant date fair value of awards granted to Named Officers in each fiscal year listed as determined in accordance with FASB ASC Topic 718 and are consistent with the estimate of the aggregate grant date compensation cost to be recognized over the service period. For the assumptions made in determining these values, see Notes 2 and 17 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for Fiscal 2018. For any awards that are subject to performance conditions, the reported fair value is the value at the grant date based upon probable outcome of such conditions. For Fiscal 2018, the following amounts represent the grant date fair value of such PSU awards assuming achievement of maximum payout: Mr. Whitehurst–$13,020,408, Mr. Shander–$3,015,241, Mr. Cormier–$6,167,395, Mr. Oberoi–$4,111,597, and Mr. Cunningham–$3,015,241. For Fiscal 2017, the following amounts represent the grant date fair value of such PSU awards assuming achievement of maximum payout: Mr. Whitehurst–$11,907,828, Mr. Cormier–$6,304,126, Mr. Oberoi–$9,105,824, and Mr. Cunningham–$3,222,014. For Fiscal 2016, the following amounts represent the grant date fair value of such PSU awards assuming achievement of maximum payout: Mr. Whitehurst–$11,158,614, Mr. Cormier–$5,907,592, Mr. Oberoi–$4,594,760, and Mr. Cunningham–$3,019,484.

(3) Amounts in this column represent payouts earned under the annual cash bonus plan for Named Officers based on fiscal year performance. In Fiscal 2017, Mr. Shander participated in our employee program, the Red Hat Variable Incentive Compensation Plan.

(4) Amounts in this column include Company-paid 401(k) matching contributions and Company-paid premiums for life insurance and accidental death and disability benefits in each fiscal year that are generally available to all employees and tax reimbursement for imputed income with respect to reimbursement of spouse's travel expenses for a Company event.

(5) Payment received by Mr. Shander during Fiscal 2017 pursuant to a cash retention agreement entered into with the Company in November 2015. This agreement provided for him to receive three cash payments totaling $350,000 through December 30, 2016, $200,000 of which was received in Fiscal 2017.

EMPLOYMENT AND INDEMNIFICATION ARRANGEMENTS WITH NAMED OFFICERS

Each of our Named Officers has entered into employment or related agreements with us that are described in more detail below.

CHIEF EXECUTIVE OFFICER
- Executive Employment Agreement, dated as of December 19, 2007, as amended from time to time ("2007 Executive Employment Agreement")
- All compensation determined at the sole discretion of the Compensation Committee
- Eligible for annual incentive bonus in amount up to 200% of base salary in effect at beginning of fiscal year
- Compensation committee will consider the grant of an equity award at least annually

OTHER NAMED OFFICERS
- All entered into an offer letter when employment began
- Company has no continuing obligations under any offer letter
- During Fiscal 2018, Mr. Shander had an obligation to repay a pro-rated portion of his $300,000 signing bonus if he resigned or was terminated for cause within 24 months of his November 2015 start date.

INDEMNIFICATION

Each Named Officer, as well as each director, is party to an indemnification agreement with the Company:

- Indemnified against expenses, judgments, fines, penalties and amounts paid in settlement incurred in connection with the defense or settlement of threatened, pending or completed proceedings

- Proceeding must be in connection with Named Officer's service as an officer of the Company or other services performed at the request of the Company (such as service as a director or officer of a subsidiary of the Company)

- Covers both third-party claims and proceedings brought by or in the right of the Company

- Provides for advancement of expenses incurred by the Named Officer under certain circumstances

- Indemnified to the fullest extent permitted by law, but is subject to certain limitations and exceptions (such as a requirement that Named Officer acted in good faith and with a reasonable belief that conduct was not unlawful and was in the best interests of the Company)

- Not exclusive of rights to indemnification or advancement of expenses that may arise under the Company's Certificate of Incorporation or By-Laws, a separate agreement with the Company or applicable law

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2018

The following table sets forth information regarding all incentive plan awards granted to our Named Officers during Fiscal 2018.

NAME	GRANT DATE	APPROVAL DATE	ESTIMATED POSSIBLE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS (1)			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS (2)			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#) (3)	GRANT DATE FAIR VALUE OF STOCK AWARDS ($) (4)
			THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)		
James M. Whitehurst	5/24/17	5/17/17							36,993	3,255,014
	5/24/17	5/17/17				9,249	36,994	73,988		3,255,102
	5/24/17	5/17/17				9,249	36,994	73,988		3,585,821
		5/17/17	375,000	1,500,000	3,000,000					
Eric R. Shander	5/24/17	5/17/17							8,567	753,810
	5/24/17	5/17/17				2,142	8,567	17,134		753,810
	5/24/17	5/17/17				2,142	8,567	17,134		830,398
		5/17/17	90,000	360,000	720,000					
Paul J. Cormier	5/24/17	5/17/17							17,524	1,541,937
	5/24/17	5/17/17				4,381	17,523	35,046		1,541,849
	5/24/17	5/17/17				4,381	17,523	35,046		1,698,500
		5/17/17	175,000	700,000	1,400,000					
Arun Oberoi	5/24/17	5/17/17							11,683	1,027,987
	5/24/17	5/17/17				2,921	11,682	23,364		1,027,899
	5/24/17	5/17/17				2,921	11,682	23,364		1,132,334
		5/17/17	132,500	530,000	1,060,000					
Michael R. Cunningham	5/24/17	5/17/17							8,567	753,810
	5/24/17	5/17/17				2,142	8,567	17,134		753,810
	5/24/17	5/17/17				2,142	8,567	17,134		830,398
		5/17/17	98,000	392,000	784,000					

(1) These columns show the potential value of the payout for each Named Officer under the annual cash bonus plan as if the threshold, target or maximum goals had been satisfied for the performance goals established for Fiscal 2018 by the Compensation Committee. If the threshold goal is not satisfied, the Named Officer receives no payout. Actual bonus payments to Named Officers under the annual cash bonus plan for Fiscal 2018 performance are shown in the Summary Compensation Table in the column titled "Non-Equity Incentive Plan Compensation."

(2) These columns show the number of shares underlying PSUs granted in Fiscal 2018 that may be earned by each Named Officer if the threshold, target or maximum performance levels are satisfied. If the threshold performance level is not satisfied, the Named Officer receives no payout. The grant date fair value of PSUs granted to Named Officers in Fiscal 2018 is included in the column titled "Grant Date Fair Value of Stock Awards" and is calculated as described in footnote 4 below.

(3) Amounts in this column reflect RSAs granted to Named Officers in Fiscal 2018. The grant date fair value of awards granted to Named Officers in Fiscal 2018 is included in the column titled "Grant Date Fair Value of Stock Awards" and is calculated as described in footnote 4 below. The RSAs for Named Officers vest over a four-year period, 25% vesting after approximately one year subject to achievement of the performance condition and the remainder vesting quarterly thereafter over an additional three years. If the threshold performance level is not satisfied, the Named Officer receives no RSA payout.

(4) This column reflects the aggregate grant date fair value of the equity awards granted to Named Officers in Fiscal 2018 as determined in accordance with FASB ASC Topic 718 and is consistent with the estimate of the aggregate grant date compensation cost to be recognized over the service period. For the assumptions made in determining these values, see Notes 2 and 17 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for Fiscal 2018. For any awards that are subject to performance conditions, the reported value is the value at the grant date based upon the probable outcome of such conditions.

OUTSTANDING EQUITY AWARDS AT THE END OF FISCAL 2018

The following table sets forth information on the holdings of stock awards by our Named Officers as of February 28, 2018.

	STOCK AWARDS			
NAME	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#) (1)(2)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($) (3)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#) (2)(4)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($) (3)
James M. Whitehurst	162,277	23,919,630	412,710	60,833,454
Eric R. Shander	18,474	2,723,068	34,268	5,051,103
Paul J. Cormier	81,698	12,042,285	210,246	30,990,260
Arun Oberoi	38,322	5,648,663	210,530	31,032,122
Michael R. Cunningham	20,473	3,017,720	105,902	15,609,955

(1) Number of shares presented aggregates historical grants of outstanding RSAs, RSUs (for Mr. Shander), and TSR Hurdle PSUs (for Mr. Whitehurst and Mr. Cormier). Each of the Named Officers was granted RSAs on or about May 26 in 2014, 2015, 2016, or 2017 (other than Mr. Shander, who was first granted such award in May 2017). The RSAs vest over a four-year period, subject to achievement of the performance condition, with 25% vesting after approximately one year and the remainder vesting quarterly thereafter over an additional three years. Mr. Shander was granted RSUs on January 18, 2016 and July 19, 2016. Mr. Shander's RSUs vest 25% on each anniversary of the respective grant date over a four-year period beginning on the respective grant date. Mr. Whitehurst and Mr. Cormier were granted TSR Hurdle PSUs on August 6, 2014 and earned 50% of the TSR Hurdle PSUs based on achievement of the performance condition in January 2016. The remaining 50% of the TSR Hurdle PSUs would be earned on August 6, 2018. See the section entitled "Compensation Discussion and Analysis—Executive Compensation Program Structure—Equity Compensation" for additional information about the outstanding performanced-based equity awards.
(2) Maintaining a Business Relationship is a condition to share payouts under each equity award.
(3) The market value of the shares or units was calculated by multiplying the number of shares of common stock by $147.40, the closing stock price on the last trading day of Fiscal 2018.
(4) Number of shares presented aggregates historical grants of outstanding Operating PSUs and TSR PSUs and assumes maximum payouts for such awards. Each of the Named Officers was granted Operating PSUs and TSR PSUs on or about May 26 in 2015, 2016 and 2017 (other than Mr. Shander, who was first granted such awards in May 2017). Operating PSUs are earned based on relative performance at the end of the second fiscal year after the grant date (capped at 50% of the maximum payout) and again at the end of the third fiscal year after the grant date (100% of the maximum payout, less amounts earned in the first payout). TSR PSUs are earned based on relative TSR performance at the end of the third fiscal year following the grant date.

OPTION EXERCISES AND STOCK VESTED IN FISCAL 2018

The following table sets forth information on the number and value of shares of stock vested during Fiscal 2018 for our Named Officers. The Named Officers had no outstanding stock options during Fiscal 2018.

	STOCK AWARDS	
NAME	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($) (1)
James M. Whitehurst	181,968	16,651,020
Eric R. Shander	4,095	468,826
Paul J. Cormier	101,203	9,253,576
Arun Oberoi	76,047	7,045,209
Michael R. Cunningham	47,113	4,316,198

(1) The value realized on vesting is based on the closing price of our common stock on the date of vesting.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Each Named Officer is eligible to receive compensation in certain circumstances following the termination of employment. Although a substantial portion of compensation for Red Hat's executives is performance-based and contingent on the achievement of Company and individual performance goals, the Compensation Committee has determined that severance and change in control benefits are appropriate in order to (i) attract and retain executive talent, (ii) avoid the distraction and costs associated with potentially protracted separation negotiations or disputes and (iii) help ensure in the event of an actual or threatened change in control of the Company that personal concerns are less likely to impede a transaction that may be in the best interests of our stockholders.

SEVERANCE BENEFITS

The Compensation Committee believes it equitable to offer severance benefits to our Named Officers because severance often serves as a bridge when employment is involuntarily or constructively terminated without cause and severance benefits should therefore not be affected by other accumulated compensation.

CHANGE IN CONTROL ARRANGEMENTS

The Company's change in control arrangements incorporate a "double trigger" approach for the benefits to become payable. In other words, benefits are payable only upon a termination by the Company without good cause or a termination by the Named Officer with good reason that occurs during a period following a change in control. These change in control arrangements are designed to:

- retain these executives;

- motivate our executives to advise our Board about a potential transaction that may be in the best interests of stockholders;

- mitigate concerns that, in the event that the Company is considering a change in control transaction, our executives may be unduly influenced by personal concerns about the economic consequences of the possible loss of their jobs; and

- prevent these executives from receiving a windfall solely because a change in control has occurred.

Accordingly, the Compensation Committee believes that the change in control arrangements serve the best interests of stockholders because they help to minimize the distraction of management during a potential change in control at a cost that the Compensation Committee believes is both appropriate and reasonable.

POLICY PROHIBITING NEW GROSS-UP PAYMENT ARRANGEMENTS

We have a policy prohibiting the Company from entering into any new agreements to provide gross-up payments for excise taxes paid under Section 4999 of the Code by any of our executives.

We have entered into no new, nor modified any existing, provisions that provide for the Company to reimburse any individual for the amount of any excise tax paid under Section 4999 of the Code, or made any other material modifications to the Senior Management Change in Control Severance Policy since December 2007.

ARRANGEMENTS WITH NAMED OFFICERS

Each Named Officer must execute a valid release of claims and comply with non-compete, non-solicit, non-disparagement and other covenants for one year following termination of employment in order to be eligible for severance payments.

CEO

- Terms set in Mr. Whitehurst's 2007 Executive Employment Agreement and the applicable equity award agreements

- **Change in Control Benefit Trigger**: Mr. Whitehurst is entitled to benefits if: (i) the Company terminates his employment without cause either within three months prior to a change in control, or upon or within 24 months after a change in control, or (ii) Mr. Whitehurst terminates his employment for good reason upon or within 24 months after a change in control

- **Cause:** Conviction of, or guilty or no contest plea to, felony; willful misconduct that is materially injurious to Red Hat; or a failure to materially perform duties or comply with terms of non-competition, confidentiality agreement.

- **Good Reason:** Material reduction or diminution in title, position, authority, duties or responsibilities; the Company's breach of a material provision of Mr. Whitehurst's employment agreement (other than an across-the-board reduction applicable to all Named Officers of not more than 10%); the Company's failure to obtain a satisfactory agreement from any successor company to assume and agree to Mr. Whitehurst's employment agreement; the Company's failure to re-nominate, or the Company's removal of, Mr. Whitehurst from the Board without cause or as a result of a stockholder election in connection with an actual or threatened proxy contest involving election of officers; or removal of Mr. Whitehurst's primary office location outside of the Raleigh-Durham area.

	CASH SEVERANCE PAYMENTS	RSAs	PSUs	WELFARE BENEFITS	EXCISE GROSS UP PAYMENT
Termination Without Cause	150% annual base salary Pro-rated target bonus Earned but unpaid base salary	18 months additional vesting credit	18 months additional vesting credit Pro-rated portion of PSUs earned for performance segment that has begun, but not completed	Premiums for health care (medical, dental, vision) for officer and qualified beneficiaries for up to 18 months	N/A
Termination With Good Reason	150% annual base salary Pro-rated target bonus Earned but unpaid base salary	18 months additional vesting credit	18 months additional vesting credit	Premiums for health care for officer and qualified beneficiaries for up to 18 months	N/A
Change in Control With Termination Without Cause or With Good Reason	200% of annual base salary 200% target bonus Pro-rated target bonus Earned but unpaid base salary	All outstanding and unvested RSAs vest	All outstanding and unvested PSUs vest	Premiums for health care for officer and qualified beneficiaries and term life insurance premium for up to 24 months	Reimbursement for amount of any excise tax payable under Section 4999 of the Code and to cover any additional taxes imposed in connection with reimbursement
Termination Due to Retirement	Earned but unpaid base salary and bonus	None	None	None except as required by law or Company employee benefit plans/policies	N/A
Termination Due to Death or Disability	Earned but unpaid base salary and bonus	None	Pro-rated portion of PSUs earned for performance segment that has begun, but not completed	None except as required by law or Company employee benefit plans/policies	N/A

OTHER NAMED OFFICERS

- Terms set in Senior Management Severance Plan, Senior Management Change in Control Severance Policy and the applicable equity award agreements

- **Change in Control Benefit Trigger:** The other Named Officers are entitled to benefits if within one year of a change in control, the Company or its successor terminates the Named Officer for good cause or the Named Officer terminates employment with good reason

- **Good Cause:** Conviction of, or guilty or no contest plea to, felony; willful misconduct, fraud, embezzlement, theft, dishonesty or material violation of Code of Business Conduct and Ethics that result in material harm to Red Hat; repeated and continuing failure to follow directions; illegal drug use or alcohol or prescription drug abuse affecting work performance; or material breach of non-competition, confidentiality or other severance or equity award agreement.

- **Good Reason:** Reduction of annual base salary or annual target cash bonus opportunity (other than an across-the-board reduction applicable to all Named Officers of not more than 10%); significant and substantial reduction in responsibilities and authority; material adverse change in reporting relationship; or requirement to be based in a location greater than 50 miles from primary office location and in a new office location that is a greater distance from principal residence.

	CASH SEVERANCE PAYMENTS	RSAs/RSUs	PSUs (1)	WELFARE BENEFITS	EXCISE GROSS UP PAYMENT
Termination Without Cause	Multiple of annual base salary: Cormier, Oberoi: 2 X Cunningham, Shander: 1.8 X	Earlier of 180 days additional vesting credit, or expiration of award	Earlier of 180 days additional vesting credit, 10 days after performance certification, or expiration of award Pro-rated portion of PSUs earned for performance segment that has begun, but not completed	Premiums for health care (medical, dental, vision) for officer and qualified beneficiaries for up to 12 months	N/A
Termination With Good Reason	Multiple of annual base salary: Cormier, Oberoi: 2 X Cunningham, Shander: 1.8 X	Earlier of 180 days additional vesting credit or expiration of award	Earlier of 180 days additional vesting credit, 10 days after performance certification, or expiration of award	Premiums for health care for officer and qualified beneficiaries for up to 12 months	N/A
Change in Control With Termination Without Cause or With Good Reason	200% of sum of annual base salary plus the average annual cash bonuses earned during two previous fiscal years Pro-rated target bonus	All outstanding RSAs vest unless continued, assumed, converted or substituted for, and no triggering event occurs within one year of change in control	*Operating PSUs* vest, at target level for first two years and in final year, at performance achieved for most recently completed fiscal quarter prior to change in control, *TSR PSUs* vest based on per share equivalent of transaction price, and *TSR Hurdle PSUs* (Mr. Cormier only) All outstanding vest	Premiums for health care for officer and qualified beneficiaries for up to 24 months	**Cormier and Cunningham only:** Reimbursement for amount of any excise tax payable under Section 4999 of the Code and to cover any additional taxes imposed in connection with reimbursement
Termination Due to Retirement	Earned but unpaid base salary and pro-rated bonus	None	None	None except as required by law or Company employee benefit plans/policies	N/A
Termination Due to Death or Disability	Earned but unpaid base salary	None	Pro-rated portion of PSUs earned for performance segment that has begun, but not completed	None except as required by law or Company employee benefit plans/policies	N/A

(1) Upon a change-in-control, Operating and TSR PSUs may also be continued, assumed, converted or substituted for shares of restricted stock (as described in the table) and will vest 25% at the end of the first year, 50% at the end of the second year and 100% at the end of the third year, subject to maintaining a qualified Business Relationship with the successor company.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following table sets forth information on the potential payments to Named Officers upon termination or change in control of the Company, assuming the termination or change in control took place on February 28, 2018, the last day of Fiscal 2018. All equity awards are valued based on $147.40, our closing stock price on February 28, 2018. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may differ from those set forth below.

NAME	CASH SEVERANCE PAYMENT ($) (1)	RSAs/RSUs ($) (2)	PSUs ($) (3)	WELFARE BENEFITS ($) (4)	EXCISE GROSS UP PAYMENT/ (REDUCTION) ($) (5)	TOTAL ($)
James M. Whitehurst						
Termination Without Cause	3,000,000	7,855,388	30,620,188	31,565	—	41,507,141
Termination With Good Reason	3,000,000	7,855,388	26,076,092	31,565	—	36,963,045
Change in Control With Termination Without Cause or With Good Reason	6,500,000	12,011,921	34,255,465	107,686	—	52,875,072
Termination Due to Retirement	2,487,500	—	—	—	—	2,487,500
Termination Due to Death or Disability	2,487,500	—	21,882,260	—	—	24,369,760
Eric R. Shander						
Termination Without Cause	810,000	568,522	1,104,929	21,043	—	2,504,594
Termination With Good Reason	810,000	568,522	—	21,043	—	1,399,565
Change in Control With Termination Without Cause or With Good Reason	1,736,190	2,723,068	2,525,552	42,086	—	7,026,896
Termination Due to Retirement	602,850	—	—	—	—	602,850
Termination Due to Death or Disability	—	—	736,619	—	—	736,619
Paul J. Cormier						
Termination Without Cause	1,400,000	1,932,561	12,252,177	21,043	—	15,605,781
Termination With Good Reason	1,400,000	1,932,561	5,953,781	21,043	—	9,307,385
Change in Control With Termination Without Cause or With Good Reason	3,617,793	6,088,504	17,177,112	42,086	—	26,925,495
Termination Due to Retirement	1,169,292	—	—	—	—	1,169,292
Termination Due to Death or Disability	—	—	10,854,520	—	—	10,854,520
Arun Oberoi						
Termination Without Cause	1,060,000	1,621,695	7,339,795	21,043	—	10,042,533
Termination With Good Reason	1,060,000	1,621,695	—	21,043	—	2,702,738
Change in Control With Termination Without Cause or With Good Reason	2,736,536	5,648,663	12,193,518	42,086	($2,546,864)(6)	18,073,939
Termination Due to Retirement	890,179	—	—	—	—	890,179
Termination Due to Death or Disability	—	—	6,837,567	—	—	6,837,567
Michael R. Cunningham						
Termination Without Cause	882,000	936,137	3,168,922	21,043	—	5,008,102
Termination With Good Reason	882,000	936,137	—	21,043	—	1,839,180
Change in Control With Termination Without Cause or With Good Reason	2,201,152	3,017,720	5,621,541	42,086	—	10,882,499
Termination Due to Retirement	646,800	—	—	—	—	646,800
Termination Due to Death or Disability	—	—	2,800,612	—	—	2,800,612

(1) Amounts in this column are based on base salary as of February 28, 2018 and amounts received under our annual cash bonus plan for Fiscal 2017 and Fiscal 2016. For purposes of determining the amount of (x) the pro-rated annual cash bonus for Fiscal 2018 to be paid to the Named Officers other than Mr. Whitehurst upon a Change in Control With Termination Without Good Cause or With Good Reason, (y) the annual cash bonus for Fiscal 2018 to be paid upon retirement and (z) the annual cash bonus for Fiscal 2018 to be paid to Mr. Whitehurst upon a termination due to death or disability, amounts are equal to the annual cash bonus amounts actually paid in respect of Fiscal 2018 performance.
(2) Amounts in this column are equal to the value of RSAs outstanding that would vest upon the triggering event described in the first column under the name of each Named Officer.
(3) Amounts in this column are equal to the value of all forms of PSUs outstanding that would be distributed upon the triggering event described in the first column under the name of each Named Officer. We have assumed that (i) Operating PSU awards granted in Fiscal 2017 would vest based on the performance achieved in Fiscal 2018 less any amounts previously paid out under the award and (ii) Operating PSU awards granted in Fiscal 2018 and the TSR PSU awards would vest at the target level. For purposes of determining whether any payment received by a Named Officer upon a Change in Control With Termination Without Good Cause or With Good Reason would constitute "an excess parachute payment" subject to an excise tax under Section 4999 of the Code, the Operating and TSR PSUs are treated as performance-based compensation, and the TSR Hurdle PSUs are treated as service-based compensation because the performance condition has been achieved and Mr. Whitehurst and Mr. Cormier need only maintain a Business Relationship with Red Hat until the vesting date to receive the remaining shares of stock underlying the TSR Hurdle PSUs.

(4) Amounts in this column were calculated using an assumed total cost of welfare benefits of $21,043 per year. Mr. Whitehurst's welfare benefits also include an annual cost of $32,800 to continue his life insurance that he would receive upon a Change in Control With Termination Without Cause or With Good Reason.

(5) For purposes of determining whether any payment received by a Named Officer upon a Change in Control With Termination Without Good Cause or With Good Reason would constitute an "excess parachute payment" subject to an excise tax under Section 4999 of the Code, the acceleration value of vested RSAs and TSR Hurdle PSUs were calculated using the applicable federal rates published by the Internal Revenue Service.

(6) In calculating payments for Mr. Oberoi, we determined that a Section 4999 excise tax would be due under the Code. Since Mr. Oberoi is not eligible for reimbursement for Section 4999 excise tax payable under the Code or for any additional taxes imposed in connection with the reimbursement, we reduced the aggregate amount of the payments payable to an amount such that no excise tax would be due.

ITEM NO. 2—ADVISORY VOTE ON EXECUTIVE COMPENSATION

We are asking stockholders to approve, on an advisory basis, a resolution relating to the Company's executive compensation program as reported in the sections of this Proxy Statement under "Compensation Discussion and Analysis," which describes how our executive compensation program is designed and operates, and the Summary Compensation Table and other related compensation tables, which provide additional information about the compensation of our Named Officers. Consistent with the preference expressed by our stockholders at the Company's 2017 Annual Meeting, the Company will hold an annual advisory vote on executive compensation until the next vote on the preferred frequency of advisory votes on executive compensation.

The Board and the Compensation Committee believe that our executive compensation program has supported and contributed to the Company's recent and long-term success and the creation of long-term stockholder value and is effective in helping the Company attract and retain the high caliber of executive talent necessary to drive our business forward and build sustainable value for our stockholders.

In accordance with regulations issued under Section 14A of the Exchange Act, we are asking stockholders to approve the following non-binding advisory resolution at the Annual Meeting:

RESOLVED, that the compensation paid to the Company's Named Officers, as disclosed in the Compensation Discussion and Analysis section, compensation tables and narrative discussion of the Proxy Statement for the 2018 Annual Meeting of Stockholders, is hereby APPROVED.

While this advisory resolution, commonly referred to as a "say on pay" resolution, is non-binding, the Compensation Committee will carefully review and consider the voting results when making future decisions regarding our executive compensation program.

✓ **THE BOARD OF DIRECTORS**

RECOMMENDS **A VOTE FOR** THE RESOLUTION RELATING TO RED HAT'S EXECUTIVE COMPENSATION

AUDIT MATTERS

EVALUATION AND SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit our financial statements. The Audit Committee evaluates the performance of PricewaterhouseCoopers LLP ("PwC"), the Company's independent registered public accounting firm, to determine whether to re-engage PwC or consider other audit firms and exercises sole authority to approve all audit engagement fees and terms associated with the retention of PwC. The Audit Committee's decision to retain and recommend that stockholders ratify the selection of PwC involved a number of considerations, including:

- Performance on prior audits and the quality and efficiency of the services provided by PwC;

- PwC's continued independence;

- PwC's global capabilities and technical expertise;

- PwC's tenure as the Company's independent registered public accounting firm, including PwC's significant institutional knowledge and understanding of the Company's business and the independence risks of a long-tenured auditor;

- The quality and depth of PwC's staff;

- PwC's effectiveness of communications and working relationship with the Audit Committee, management and internal auditor;

- The appropriateness of the fees paid to PwC; and

- External data on audit quality and performance, including recent Public Company Accounting Oversight Board reports on PwC and its peer firms.

The Audit Committee also reviews and evaluates the performance of the lead audit partner responsible for our audit, oversees the required rotation of the lead audit partner and, through the Audit Committee Chair as a representative of the Audit Committee, reviews the selection of the lead audit partner. The lead partner for our audit rotates every five years and our current lead partner was appointed in Fiscal 2015. The Audit Committee also discussed with PwC its independence from the Company and determined that PwC's provision of certain services to the Company, other than services rendered in connection with the audit or review of the Company's financial statements, is compatible with maintaining PwC's independence.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S FEES

The following table summarizes the fees PwC billed to the Company for each of the last two fiscal years.

FEE CATEGORY	FISCAL YEAR ENDED FEBRUARY 28, 2018	FISCAL YEAR ENDED FEBRUARY 28, 2017
Audit Fees (1)	$2,257,470	$2,104,284
Audit-Related Fees (2)	$135,650	$117,000
Tax Fees (3)	$368,486	$637,922
All Other Fees (4)	$42,621	$176,701
Total Fees	$2,804,227	$3,035,907

(1) "Audit Fees" consist of fees for the integrated audit of the Company's annual financial statements, the review of the interim financial statements included in the Company's Quarterly Reports on Form 10-Q and other professional services provided in connection with statutory and regulatory filings or engagements for those fiscal years. The increase in Audit Fees in Fiscal 2018 is primarily due to an increase in the scope of the integrated audit given the Company's growth and the audit of the impact of the Tax Cuts and Jobs Act.
(2) "Audit-Related Fees" consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and which are not reported under "Audit Fees." For Fiscal 2018, fees for the review of the Company's initial assessment of Accounting Standards Update 2014-09, *Revenue from Contracts with Customers,* comprise substantially all of the amounts described. For Fiscal 2017, fees for the review of the Company's initial assessment of Accounting Standards Update 2014-09, *Revenue from Contracts with Customers*, fees related to a foreign regulatory filing and fees for financial due diligence services comprise substantially all of the amounts described.
(3) "Tax Fees" consist of fees for tax compliance, tax advice and tax planning services. For Fiscal 2018, fees for tax compliance, tax advice, and tax planning services related to the Tax Cuts and Jobs Act comprise substantially all of the amounts described. For Fiscal 2017, fees for tax compliance, advice relating to transfer pricing matters, and tax planning services comprise substantially all of the amounts described. The decrease in Tax Fees in Fiscal 2018 is primarily due to additional fees associated with advice relating to transfer pricing matters in Fiscal 2017.
(4) "All Other Fees" consist of fees for products and services provided by the independent registered public accounting firm other than for the services reported above in Audit Fees, Audit-Related Fees or Tax Fees. For Fiscal 2018 and Fiscal 2017, fees for conducting customer compliance audits and use of a research tool comprise substantially all of the amounts described. The decrease in All Other Fees in Fiscal 2018 is primarily due to a decrease in the number of customer compliance audits conducted.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. This policy generally provides that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to one of the pre-approval procedures described below.

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided by our independent registered public accounting firm during the next 12 months. Any such pre-approval is based upon a description of the particular service or type of services to be provided and an estimate of the fee associated with such service.

The Audit Committee may delegate, and has delegated to the Chair of the Audit Committee, the authority to pre-approve any audit or non-audit services to be provided by our independent registered public accounting firm. The Audit Committee also may delegate this pre-approval authority to other individual members of the Audit Committee from time to time. Any pre-approval of services by any member of the Audit Committee pursuant to this delegated authority, whether the Chair or another member, is reported at the next meeting of the Audit Committee.

For Fiscal 2018 and Fiscal 2017, all audit and non-audit services provided by the independent registered public accounting firm were pre-approved by the Audit Committee directly or pursuant to this delegated authority.

AUDIT COMMITTEE REPORT

The following is the report of the Audit Committee with respect to the Company's audited financial statements for Fiscal 2018 that are included in the Company's Annual Report on Form 10-K for Fiscal 2018.

The Audit Committee operates under a written charter last amended by the Board in September 2016. A copy of the Audit Committee Charter is available at the Company's website at www.redhat.com under "About Red Hat—Investor Relations—Corporate Governance." The Audit Committee is comprised solely of independent directors as required by the listing standards of the NYSE and rules and regulations of the SEC.

The membership of the Audit Committee and its responsibilities are further described in the section entitled "Governance—Committees of the Board—Audit Committee."

CONDUCT OF AUDIT COMMITTEE MEETINGS

The Audit Committee's agenda is established by its chairperson with input from the committee members and the Company's Chief Financial Officer. Audit Committee meetings are designed to facilitate and encourage communication among members of the Audit Committee and the Company's management, its head of the Internal Audit function and its independent registered public accounting firm, PricewaterhouseCoopers LLP ("PwC").

During its Fiscal 2018 meetings, the Audit Committee reviewed and discussed various financial and regulatory issues, as well as reports of the Company's internal auditors, its independent registered public accounting firm and management. As a part of these meetings, the Audit Committee regularly held separate executive sessions with representatives of the Company's independent registered public accounting firm, the Company's management and its head of the Internal Audit function, at which candid discussions of financial management, accounting, internal controls, legal and compliance issues took place. Additionally, the Audit Committee's chairperson held separate discussions from time to time with representatives of PwC and the Company's Chief Financial Officer, head of the Internal Audit function and General Counsel.

AUDIT COMMITTEE REVIEW OF PERIODIC REPORTS

The Audit Committee reviews each of the Company's quarterly and annual reports, including Management's Discussion and Analysis of Financial Condition and Results of Operations. As part of this review, the Audit Committee discusses the reports with the Company's management and considers the reports prepared by the independent registered public accounting firm about the Company's annual reports and communications from the firm related to quarterly reviews, as well as related matters such as the quality of the Company's accounting principles, alternative methods of accounting under U.S. generally accepted accounting principles and the preferences of the independent registered public accounting firm in this regard, the Company's critical accounting policies and the clarity and completeness of the Company's financial and other disclosures.

AUDIT COMMITTEE'S ROLE IN CONNECTION WITH THE COMPANY'S REPORT ON INTERNAL CONTROLS

The Audit Committee reviewed management's report on internal control over financial reporting, as required under Section 404 of the Sarbanes-Oxley Act of 2002 and related rules. As part of this review, the Audit Committee reviewed the bases for management's conclusions in that report and the report of the independent registered public accounting firm on internal control over financial reporting. Periodically during Fiscal 2018, the Audit Committee reviewed plans for documenting and testing controls, the results of such documentation and testing, any deficiencies discovered and the status of remediation of deficiencies.

AUDIT COMMITTEE'S ROLE IN CONNECTION WITH THE FINANCIAL STATEMENTS AND CONTROLS OF THE COMPANY

Management of the Company has primary responsibility for the Company's financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the integrated audit of the Company's financial statements and internal control over financial reporting. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Audit Committee under its charter. The Audit Committee meets regularly with the independent registered public accounting firm, without the presence of management, to help ensure candid and constructive discussions about the Company's compliance with accounting standards and best practices among public companies comparable in size and scope to the Company. The Audit Committee also reviews with its outside advisors material developments in accounting that may be pertinent to the Company's financial reporting practices.

REVIEW AND DISCUSSIONS WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In its meetings with representatives of PwC, the Audit Committee asked the independent registered public accounting firm to address and discuss its responses to several questions that the Audit Committee believed were particularly relevant to its oversight. These questions included:

- Are there any significant judgments made by management in preparing the financial statements that would have been made differently had the independent registered public accounting firm prepared and been responsible for the financial statements?

- Based on the independent registered public accounting firm's experience, and its knowledge of the Company, do the Company's financial statements fairly present, in all material respects, to investors, the Company's financial position and performance for the reporting period in accordance with U.S. generally accepted accounting principles and SEC disclosure requirements?

- Based on the independent registered public accounting firm's experience, and its knowledge of the Company, has the Company implemented internal controls over financial reporting that are appropriate for the Company and have such controls operated effectively as of the end of the Company's fiscal year?

- During the course of the fiscal year, has the independent registered public accounting firm received any communication or discovered any information indicating any improprieties with respect to the Company's accounting and reporting procedures or reports?

The Audit Committee has also discussed with the independent registered public accounting firm that it is retained by the Audit Committee and that the independent registered public accounting firm must raise any concerns about the Company's financial reporting and procedures directly with the Audit Committee. Based on these discussions and its discussions with management, the Audit Committee believes it has a basis for its oversight judgments and for recommending that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for Fiscal 2018.

AUDIT COMMITTEE ACTIVITY WITH REGARD TO THE COMPANY'S AUDITED FINANCIAL STATEMENTS FOR FISCAL 2018

The Audit Committee has, among other actions:

- reviewed and discussed the audited financial statements with the Company's management; and

- discussed with PwC the matters required by the Public Company Accounting Oversight Board ("PCAOB") AS 1301: *Communications with Audit Committees.*

INDEPENDENCE OF THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has received the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding PwC's communications with the Audit Committee concerning independence. The Audit Committee has reviewed these materials and discussed with PwC its independence. The Audit Committee has concluded that PwC is independent from the Company and its management.

CONCLUSION

Based on its review and discussion with management and the Company's independent registered public accounting firm, the Audit Committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for Fiscal 2018. The Audit Committee and Board also have recommended the stockholder ratification of the selection of PwC as the Company's independent registered public accounting firm for Fiscal 2019.

Respectfully submitted,

THE AUDIT COMMITTEE

W. Steve Albrecht (Chair)
Sohaib Abbasi
Charlene T. Begley
Donald H. Livingstone

The information contained in the foregoing report shall not be deemed to be "soliciting material," or to be "filed" with the SEC or subject to Regulation 14A or 14C (other than as provided in Item 407 of Regulation S-K) or to the liabilities of Section 18 of the Exchange Act, except to the extent Red Hat specifically requests that the information be treated as soliciting material or specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act. This information shall not be deemed to be incorporated by reference into any filing of Red Hat under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

ITEM NO. 3—RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed PwC to serve as our independent registered public accounting firm for Fiscal 2019. PwC has served as our independent registered public accounting firm since 1999. The members of the Audit Committee and the Board believe that the continued retention of PwC to serve as our independent registered public accounting firm is in the best interests of the Company and its stockholders.

Although stockholder ratification of the selection of our independent registered public accounting firm is not required under Delaware law, our Certificate of Incorporation or our By-laws, the Company believes it is advisable to provide our stockholders with the opportunity to ratify this selection. If our stockholders do not ratify the selection of PwC as our independent registered public accounting firm for Fiscal 2019, the Audit Committee of our Board will consider whether to select a new independent registered public accounting firm for Fiscal 2019 or to wait until the completion of the audit for Fiscal 2019 before considering a change in our independent registered public accounting firm.

Representatives of PwC are expected to attend our Annual Meeting, will have the opportunity to make a statement if so desired and will be available to respond to appropriate questions.

✓**THE BOARD OF DIRECTORS**

RECOMMENDS **A VOTE FOR** THE RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2019

BENEFICIAL OWNERSHIP OF OUR COMMON STOCK

The tables below set forth, as of May 31, 2018 (unless otherwise indicated), certain information regarding beneficial ownership of our common stock. We determine beneficial ownership of our common stock in accordance with the rules of the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares of common stock which the individual has the right to acquire on or before July 30, 2018 through payout of DSUs or RSUs. As of May 31, 2018, we had 177,472,140 shares of common stock outstanding. For purposes of computing the percentage and amount of outstanding shares of common stock held by each individual or entity, any shares which that individual or entity has the right to acquire on or before July 30, 2018 are deemed to be outstanding for the individual or entity but such shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other individual or entity.

OWNERSHIP BY OUR DIRECTORS AND EXECUTIVE OFFICERS

The following table includes information regarding the number of shares of our common stock beneficially owned by each of our directors, director nominees and Named Officers, as well as all of our current directors and executive officers as a group, as of May 31, 2018.

NAME AND ADDRESS OF BENEFICIAL OWNER (1)	TITLE(S)	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP (2)	PERCENT OF COMMON STOCK OUTSTANDING
James M. Whitehurst (3)	Director, President and Chief Executive Officer	382,057	*
Paul J. Cormier (4)	Executive Vice President and President, Products and Technologies	178,654	*
Arun Oberoi (5)	Executive Vice President, Global Sales and Services	121,676	*
William S. Kaiser (6)	Director	68,842	*
Michael R. Cunningham (7)	Executive Vice President and General Counsel	53,361	*
Narendra K. Gupta (8)	Board Chair	51,919	*
Sohaib Abbasi (9)	Director	37,649	*
Donald H. Livingstone (10)	Director	31,238	*
W. Steve Albrecht (11)	Director	29,326	*
Eric R. Shander (12)	Executive Vice President and Chief Financial Officer	20,502	*
Kimberly L. Hammonds (13)	Director	9,551	*
Charlene T. Begley (14)	Director	8,144	*
Alfred W. Zollar	Director	0	*
All current executive officers and directors as a group (15 persons) (15)		1,037,417	*

* Less than one percent of the outstanding common stock.
(1) The address for each beneficial owner is c/o Red Hat, Inc., 100 East Davie Street, Raleigh, North Carolina 27601.
(2) Each person named in the table reported that he or she has sole voting and investment power (or shares such power with his or her spouse) with respect to all shares shown as beneficially owned by him or her, except as noted in the footnotes below and subject to community property laws, if applicable. The inclusion herein of any shares of common stock does not constitute an admission of direct or indirect beneficial ownership of those shares.
(3) Consists of (i) 286,522 shares of common stock and (ii) 95,535 shares of restricted stock vesting over four years from the date of grant.
(4) Consists of (i) 131,678 shares of common stock and (ii) 46,976 shares of restricted stock vesting over four years from the date of grant.
(5) Consists of (i) 80,371 shares of common stock and (ii) 41,305 shares of restricted stock vesting over four years from the date of grant.
(6) Consists of (i) 59,114 shares of common stock, (ii) 2,538 shares of restricted stock vesting one year from the date of grant and (iii) 7,190 shares of common stock issuable upon payout of DSUs.
(7) Consists of (i) 29,775 shares of common stock and (ii) 23,586 shares of restricted stock vesting over four years from the date of grant.
(8) Consists of (i) 7,345 shares of common stock and (ii) 44,574 shares of common stock issuable upon payout of DSUs.
(9) Consists of (i) 7,985 shares of common stock, (ii) 29,604 shares of common stock issuable upon payout of DSUs and (iii) 60 shares of common stock held of record by the Abbasi Family 2003 Charitable Remainder Unitrust for which Mr. Abbasi is the trustee.
(10) Consists of (i) 28 shares of common stock and (ii) 31,210 shares of common stock issuable upon payout of DSUs.
(11) Consists of (i) 13,106 shares of common stock, (ii) 2,538 shares of restricted stock vesting one year from the date of grant and (iii) 13,682 shares of common stock issuable upon payout of DSUs.
(12) Consists of (i) 3,195 shares of common stock, (ii) 15,591 shares of restricted stock vesting over four years from the date of grant and (iii) 1,716 shares of common stock issuable upon vesting of RSUs.
(13) Consists of (i) 5,724 shares of common stock and (ii) 3,827 shares of restricted stock vesting over either one year or three years from the date of grant.
(14) Consists of (i) 5,606 shares of common stock and (ii) 2,538 shares of restricted stock vesting over one year from the date of grant.
(15) Consists of (i) 645,509 shares of common stock, (ii) 263,932 shares of restricted stock vesting over either one year, three years, or four years from the date of grant and (iii) 127,976 shares of common stock issuable upon payout of DSUs or vesting of RSUs.

OWNERSHIP OF MORE THAN 5% OF OUR COMMON STOCK

The following table sets forth information on each person or entity who we believe, based on our review of public filings, or information provided, by such persons or entities, beneficially owns more than 5% of our common stock as of May 31, 2018.

NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENT OF COMMON STOCK OUTSTANDING (1)
T. Rowe Price Associates, Inc. (2) 100 East Pratt Street Baltimore, MD 21202	21,489,796	12.11%
The Vanguard Group, Inc. (3) 100 Vanguard Boulevard Malvern, PA 19355	18,508,464	10.43%
FMR LLC (4) 245 Summer Street Boston, MA 02210	13,500,181	7.61%
BlackRock, Inc. (5) 55 East 52nd Street New York, NY 10055	11,481,615	6.47%
Prudential Financial, Inc. (6) 751 Broad Street Newark, NJ 07102	9,863,126	5.56%

(1) Percentages are calculated based on our common stock outstanding as of May 31, 2018.

(2) Based solely on information provided by T. Rowe Price Associates, Inc. ("Price Associates") in a letter dated March 9, 2018 regarding its beneficial ownership of our common stock as of December 31, 2017. As of December 31, 2017, Price Associates had sole power to vote or direct the vote over 7,663,763 shares and sole power to dispose or direct the disposition of 21,489,796 shares. These securities are owned by various individual and institutional investors which Price Associates serves as an investment adviser with power to direct investments and/or sole power to vote the securities. For the purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(3) Based solely on a Schedule 13G/A filed with the SEC on February 12, 2018 by The Vanguard Group, Inc. ("Vanguard"). As of December 31, 2017, Vanguard reported sole power to vote or direct the vote over 251,996 shares, shared power to vote or direct the vote over 40,989 shares, sole power to dispose or direct the disposition of 18,218,719 shares and shared power to dispose or direct the disposition of 289,745 shares. Includes 197,750 shares beneficially owned by Vanguard Fiduciary Trust Company ("VFTC") as a result of its serving as investment manager of collective trust accounts. Also includes 144,935 shares beneficially owned by Vanguard Investments Australia, Ltd. ("VIA") as a result of its serving as investment manager of Australian investment offerings. VFTC and VIA are wholly-owned subsidiaries of Vanguard.

(4) Based solely on a Schedule 13G/A filed with the SEC on February 13, 2018 by FMR LLC. As of December 31, 2017, FMR LLC reported sole power to vote or direct the vote over 3,242,102 shares and sole power to dispose or direct the disposition of 13,500,181 shares. Includes shares beneficially owned by FIAM LLC, Fidelity Institutional Asset Management Trust Company, Fidelity Management & Research (Hong Kong) Limited, Fidelity Management & Research Company, FMR Co., Inc. and Strategic Advisors, Inc. FMR Co., Inc. beneficially owns 5% or greater of the outstanding shares reported on the Schedule 13G/A. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act ("Fidelity Funds") advised by Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees.

(5) Based solely on a Schedule 13G/A filed with the SEC on January 29, 2018 by BlackRock, Inc. and includes shares held by certain of its subsidiaries. As of December 31, 2017, BlackRock, Inc. reported sole power to vote or direct the vote over 9,990,897 shares and sole power to dispose or direct the disposition of 11,481,615 shares.

(6) Based solely on a Schedule 13G/A filed with the SEC on January 26, 2018 by Prudential Financial, Inc. ("Prudential") and includes shares held by certain of its subsidiaries. As of December 31, 2017, Prudential reported sole power to vote or direct the vote over 444,123 shares, shared power to vote or direct the vote over 5,166,492 shares, sole power to dispose or direct the disposition of 444,123 shares and shared power to dispose or direct the disposition of 9,419,003 shares. Jennison Associates LLC ("Jennison") filed a separate Schedule 13G/A with the SEC on February 5, 2018, reporting beneficial ownership of 9,552,072 shares. However, these shares have not been listed separately because the shares reported by Prudential, which indirectly owns 100% of the equity interests of Jennison, includes 9,552,072 shares beneficially owned by Jennison. Jennison furnishes investment advice to several investment companies, insurance separate accounts and institutional clients ("Managed Portfolios"). As a result of its role as investment adviser of the Managed Portfolios, Jennison may be deemed to be the beneficial owner of the shares held by such Managed Portfolios.

OTHER MATTERS

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes our equity compensation plan information as of February 28, 2018.

PLAN CATEGORY (1)	(A) NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	(B) WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS ($) (2)	(C) NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A)) (3)
Equity compensation plans approved by security holders (4)	6,132,070	$47.67	22,990,464
Equity compensation plans not approved by security holders (5)(6)	115,920	$30.54	7,900
Total	6,247,990		22,998,364

(1) A total of 76,214 shares representing options and a total of 6,436,456 full value awards (DSUs, RSUs, PSUs, and RSAs) were outstanding as of February 28, 2018; however, the table excludes: (i) 16,616 shares representing options outstanding under compensation plans assumed in connection with the acquisition of Gluster, Inc. and Inktank Storage, Inc. and (ii) 248,064 shares underlying outstanding RSAs under the 2004 Long-Term Incentive Plan which are subject to forfeiture and would become available for future issuance if service conditions are not satisfied.

(2) The weighted average exercise price in row 1, column (B) is calculated based on 24,584 shares to be issued upon exercise of options under the 2004 Long-Term Incentive Plan. The weighted average exercise price in row 2, column (B) is calculated based on 35,014 shares to be issued upon exercise of options under the Ansible, Inc. 2013 Stock Incentive Plan, as amended (the "Ansible Plan") and excludes 16,616 shares of common stock with a weighted-average exercise price of $0.22 per share that are issuable upon exercise of options issued under compensation plans assumed in connection with the acquisition of Gluster, Inc. and Inktank Storage, Inc. Full value awards (DSUs, RSUs, PSUs and RSAs) issued under the 2004 Long-Term Incentive Plan and the Ansible Plan with no exercise price are also excluded from the calculation.

(3) Consists of 18,597,081 shares of common stock available for future issuance under the 2004 Long-Term Incentive Plan, 7,900 shares of common stock available for future issuance under the Ansible Plan and 4,393,383 shares of common stock available for future issuance under the 2016 Employee Stock Purchase Plan. Full value awards issued under the 2004 Long-Term Incentive Plan are ratio adjusted as reflected in the table below.

GRANT DATES	RATIO OF SHARES REDUCED FROM AVAILABLE FOR ISSUANCE FOR EACH FULL VALUE AWARD ISSUED UNDER THE 2004 LONG-TERM INCENTIVE PLAN	SHARES OUTSTANDING	ADDITIONAL DEBIT FROM SHARES AVAILABLE FOR ISSUANCE DUE TO RATIO ADJUSTMENT
August 2006–July 2008	1.6	5,250	3,150
August 2008–July 2012	1	50,168	—
August 2012–Present	1.7	6,300,132	4,410,092
Totals		6,355,550	4,413,242

(4) The shares represented in row 1, column (A) include awards of stock options, RSUs, DSUs and PSUs issuable under the 2004 Long-Term Incentive Plan and exclude purchase rights accruing under the 2016 Employee Stock Purchase Plan. Shares underlying PSUs are calculated assuming the maximum payouts even though the actual payout may be less than the maximum. For a discussion of PSUs, see the section entitled "Executive Compensation–Compensation Discussion and Analysis–Executive Compensation Program Structure–Equity Compensation–Performance Share Units."

(5) Excludes 20,518 shares of common stock available for future issuance under the Makara, Inc. 2008 Equity Incentive Plan (the "Makara Plan"). See the section entitled "Other Stock Plans" below for additional information regarding the Makara Plan.

(6) In connection with our acquisition of Ansible, Inc., we assumed unvested stock options issued by Ansible, Inc. on an as-converted basis of which 35,014 shares remain outstanding. Each assumed option has the same terms and conditions in effect prior to the acquisition, except that the number of shares issuable upon exercise and the exercise price were adjusted in accordance with the transaction terms. See the section entitled "Other Stock Plans" below for additional information regarding the Ansible Plan. 7,900 shares of Red Hat common stock remain available for future issuance under the Ansible Plan. The shares in column (A) of the table include 80,906 outstanding RSUs from the Ansible Plan.

OTHER STOCK PLANS

ANSIBLE PLAN

A brief summary of the Ansible Plan is outlined below. The following summary is not a complete description of all the provisions of the Ansible Plan and is qualified in its entirety by reference to the Ansible Plan, copy of which is attached as Exhibits 99.1 of the Registration Statement on Form S-8 filed by the Company with the SEC on November 6, 2015.

PURPOSE

The Ansible Plan allows Red Hat to provide Ansible Plan Eligible Participants (as defined below) who are selected to receive awards under the Ansible Plan the opportunity to acquire an equity interest in Red Hat. The Board believes that equity incentives are a significant factor in retaining and motivating employees who joined Red Hat through the Ansible acquisition whose present and potential contributions are important to Red Hat.

KEY PROVISIONS

- Ansible Plan Eligible Participants: Directors, employees, consultants and advisors of the Company or an affiliate of the Company hired after October 16, 2015 (the "Ansible Acquisition Date") or individuals employed by Ansible, Inc. prior to the Ansible Acquisition Date in compliance with applicable law, including the rules and regulations of the NYSE (or any stock exchange or quotation system on which the Company's shares are then listed or quoted).

- Shares Originally Authorized Under the Plan, Shares Assumed, and Grant History: As of the Ansible Acquisition Date, Ansible stockholders had authorized a total of 12,150,000 shares under the Ansible Plan. Red Hat assumed a total of 261,395 shares on an as-converted basis consisting of:

  (i) 119,515 unvested options to purchase Ansible common stock that were outstanding immediately prior to the Ansible Acquisition Date and that were assumed by the Company and converted into options to purchase the Company's common stock subject to the same vesting and other conditions that applied to the Ansible options immediately prior to the acquisition. All assumed options were granted at fair market value on the date of grant pursuant to the terms of the Ansible Plan.

  (ii) 141,880 shares available for future issuance under the Ansible Plan. Red Hat awarded 43,385 shares in the form of RSUs vesting 25% annually over four years to individuals employed by Ansible prior to the Ansible Acquisition Date as inducement to continue employment with Red Hat. As of February 28, 2018, there were 7,900 shares available for issuance under the Ansible Plan.

ADMINISTRATION

The Ansible Plan is administered by the Company's Compensation Committee consisting of independent directors or such other committee of independent directors appointed by the Board and, except as limited by the Ansible Plan, the Compensation Committee may exercise all discretion delegated to it under the Ansible Plan. The Compensation Committee will select the employees of the Company and other persons who shall receive awards in compliance with applicable law, including the rules and regulations of the NYSE (or any stock exchange or quotation system on which the Company's shares are then listed or quoted), determine the number of shares covered thereby, and establish the terms, conditions and other provisions of the grants. The Compensation Committee may interpret the Ansible Plan and establish, amend and rescind any rules relating to the Ansible Plan.

MAKARA PLAN

As of February 28, 2018, there were 20,518 shares available for issuance under the Makara Plan. There are no outstanding awards under the Makara Plan. No awards have been granted under the Makara Plan since January 18, 2011. Copies of the Makara Plan and related documents are attached as Exhibits 99.1 through 99.6 of the Registration Statement on Form S-8 filed by the Company with the SEC on December 7, 2010.

CEO PAY RATIO

In accordance with SEC rules, we are providing the ratio of the annual total compensation of our CEO to the annual total compensation of our median employee. Fiscal 2018 annual total compensation for each of our CEO Mr. Whitehurst was $13,597,466, and our median employee was $108,668, and the ratio of these amounts is 125:1. Annual total compensation for each of Mr. Whitehurst and the median employee was calculated consistent with the requirements for the Summary Compensation Table and is composed of annual base salary, cash incentive compensation earned during Fiscal 2018, grant date fair value of equity awards granted during Fiscal 2018 and other compensation, such as company-paid premiums for life insurance and accidental death and disability benefits. This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our human resources system of record and the methodology described below.

To identify our median employee we used our global employee population of approximately 12,000 employees as of January 31, 2018, including approximately 7,200 who work outside the U.S., and applied the following methodology:

- We excluded approximately 590 of our employees located in the following nine countries: China (520), Croatia (2), Hungary (3), Indonesia (18), Malaysia (25), Portugal (2), Taiwan (13), Thailand (6) and Slovakia (1) and approximately 175 employees who joined Red Hat as a result of our acquisitions of Codenvy (30), CoreOS (130) and Permabit (15) in Fiscal 2018. After excluding these employees, we used an employee population of approximately 11,200 (4,700 in the U.S. and 6,500 outside of the U.S.) to identify our median employee.

- We used annual base salary and Fiscal 2018 target amounts for short-term cash bonus and sales commissions as our compensation measure to determine the median of the annual total compensation of all our employees, except for the CEO, and to identify the employee with the median compensation. Management believes that this compensation measure is reasonably representative of our global compensation program because all of our employees globally receive an annual base salary and almost all employees are eligible to receive either a cash bonus or sales commissions.

- To convert compensation of employees whose compensation is paid in currencies other than the U.S. dollar, we applied our corporate FX rates used for translating our financial statements into U.S. dollars.

Using this methodology, we determined that the median employee was a non-exempt, full-time employee located in the Asia-Pacific region with annual total compensation of $108,668.

The SEC's rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

COMPENSATION PROGRAM RISK ASSESSMENT

Consistent with SEC disclosure requirements, in Fiscal 2018 a team composed of senior members of our human resources and legal departments, with input from the sales operations team, inventoried and reviewed elements of our compensation policies and practices. This team then reviewed these policies and practices with Company management in an effort to assess whether any of our policies or practices create risks that are reasonably likely to have a material adverse effect on the Company. This assessment included a review of the primary design features of the Company's compensation policies and practices, the process for determining executive and employee compensation and consideration of features of our compensation program that help to mitigate risk. Management reviewed and discussed the results of this assessment with the Compensation Committee, which consulted with the Consultant on executive compensation design matters. Based on this review, we believe that our compensation policies and practices, individually and in the aggregate, do not create risks that are reasonably likely to have a material adverse effect on the Company.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Stockholders may submit proposals for consideration at our 2019 Annual Meeting of Stockholders ("2019 Annual Meeting").

To be considered for inclusion in next year's proxy statement, your proposal must be submitted in accordance with the SEC's Rule 14a-8 and must be received by our Corporate Secretary at our principal executive offices no later than February 28, 2019.

Our By-Laws require that we be given advance written notice for nominations for directors and proposals of business that you wish to submit for consideration at our 2019 Annual Meeting other than those intended to be included in next year's proxy statement under SEC Rule 14a-8. Written notice consistent with our By-Laws must be delivered to our Corporate Secretary no later than the close of business on April 11, 2019, nor earlier than March 12, 2019. However, if the date of our 2019 Annual Meeting is more than 30 days before or more than 60 days after the anniversary of the date of the Annual Meeting, your notice will be timely if it is received not earlier than the 90th day prior to the date of our 2019 Annual Meeting and not later than the close of business on the later of (i) the 60th day prior to the date of our 2019 Annual Meeting or (ii) the 10th day following the day on which public announcement of the date of our 2019 Annual Meeting is first made.

All matters submitted must comply with the applicable requirements or conditions established by the SEC and our By-Laws. Any proposals of business or nominations should be addressed to: Red Hat, Inc., 100 East Davie Street, Raleigh, North Carolina, 27601, Attn: Corporate Secretary.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers and holders of more than 10% of our common stock to file reports of ownership of, and transactions in, our securities with the SEC. Such directors, executive officers and 10% holders are then required to furnish us with copies of all Section 16(a) reports they file.

Based on a review of the reports furnished to us, or written representations from reporting persons that all reportable transactions were reported, we believe that during Fiscal 2018 all filings required to be made by reporting persons with respect to our securities were timely made.

GENERAL INFORMATION CONCERNING THE ANNUAL MEETING

This Proxy Statement and the 2018 Annual Report to Stockholders are available for viewing, printing and downloading at www.edocumentview.com/RHT.

QUESTIONS AND ANSWERS

WHY AM I RECEIVING THESE PROXY MATERIALS?
Red Hat's Board of Directors is soliciting your vote by proxy at the Annual Meeting and at any adjournments or postponements thereof. This proxy statement includes information that we are required to provide to you under the rules of the SEC and are designed to assist you in voting on the matters presented at the Annual Meeting. Stockholders of record as of the close of business on June 15, 2018 may attend the Annual Meeting and are entitled and requested to vote on the proposals described in this Proxy Statement.

WHAT IS INCLUDED IN THE PROXY MATERIALS?
The proxy materials include the Proxy Statement, our 2018 Annual Report, which includes our Annual Report on Form 10-K for Fiscal 2018, and, if you receive a paper copy of these materials, a proxy card or voting instruction form.

WHY DID I RECEIVE A NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS?
You may receive a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") instead of a paper copy of the proxy materials. The Notice of Internet Availability describes how to access the proxy materials over the Internet and request paper copies of the proxy materials via mail. We will begin mailing the Notices of Internet Availability on or about June 28, 2018 to stockholders who are eligible to vote at the Annual Meeting.

WHO IS ELIGIBLE TO VOTE AT THE ANNUAL MEETING?
If your shares of Red Hat common stock are registered in your name in the records of our transfer agent, Computershare Limited ("Computershare"), as of the close of business on June 15, 2018, you are a "stockholder of record" for purposes of the Annual Meeting and are eligible to attend and vote. If you hold shares of our common stock indirectly through a broker, bank or similar institution, you are not a stockholder of record, but instead hold your shares in "street name" and the record owner of your shares is your broker, bank or similar institution. Instructions on how to vote shares held in street name are described under "How do I vote my shares?" below.

HOW MANY VOTES DO I HAVE?
You will have one vote for each share of Red Hat common stock owned by you, as a stockholder of record or in street name, as of the close of business on June 15, 2018.

WHAT AM I BEING ASKED TO VOTE ON AT THE ANNUAL MEETING?
You are being asked to vote on:

- **Item 1**: the election to the Board of Sohaib Abbasi, W. Steve Albrecht, Charlene T. Begley, Narendra K. Gupta, Kimberly L. Hammonds, William S. Kaiser, James M. Whitehurst and Alfred W. Zollar, each to serve for a one-year term;

- **Item 2**: the approval, on an advisory basis, of a resolution relating to Red Hat's executive compensation; and

- **Item 3**: the ratification of the selection of PricewaterhouseCoopers LLP as Red Hat's independent registered public accounting firm for Fiscal 2019.

HOW DOES THE BOARD RECOMMEND THAT I VOTE?
The Board recommends that you vote:

- **FOR** the election to the Board of the eight director nominees named in this Proxy Statement, each to serve for a one-year term;

- **FOR** the approval, on an advisory basis, of the resolution relating to Red Hat's executive compensation; and

- **FOR** the ratification of the selection of PricewaterhouseCoopers LLP as Red Hat's independent registered public accounting firm for Fiscal 2019.

OTHER THAN THE ITEMS LISTED IN THE PROXY STATEMENT, WHAT OTHER BUSINESS WILL BE ADDRESSED AT THE ANNUAL MEETING?

We currently know of no other matters to be properly presented at the Annual Meeting. However, by giving your proxy you appoint the persons named as proxy holders to be your representatives at the Annual Meeting. If other matters are properly presented at the Annual Meeting, the proxy holders are each authorized to vote your shares in their discretion.

HOW DO I VOTE MY SHARES?

For stockholders of record: If you are eligible to vote at the Annual Meeting and are a stockholder of record, you may submit your proxy or cast your vote in any of four ways:

- **By Internet**—If you have Internet access, you may submit your proxy by following the instructions provided in the Notice of Internet Availability, or if you requested printed proxy materials, by following the instructions provided with your proxy materials and on your proxy card. Proxies submitted via Internet must be received by 11:59 p.m., EDT, on August 8, 2018.

- **By Telephone**—You can also submit your proxy by telephone by calling 1-800-652-VOTE (8683) toll-free within the USA, US territories and Canada and following the instructions provided by the recorded message. Proxies submitted via telephone must be received by 11:59 p.m., EDT, on August 8, 2018.

- **By Mail**—If you received your proxy materials by mail, you may submit your proxy by completing the proxy card enclosed with those materials, signing and dating it and returning it in the pre-paid envelope we have provided.

- **In Person at our Annual Meeting**—You can vote in person at our Annual Meeting. In order to gain admittance, you must present valid government-issued photo identification such as a driver's license or passport.

For holders in street name: If you hold your shares in street name and, therefore, are not a stockholder of record, you will need to follow the specific voting instructions provided to you by your broker, bank or other similar institution. If you wish to vote your shares in person at our Annual Meeting, you must obtain a valid proxy from your broker, bank or similar institution, granting you authorization to vote your shares. In order to attend and vote your shares held in street name at our Annual Meeting, you will need to present valid government-issued photo identification such as a driver's license or passport and hand in the valid proxy from your broker, bank or similar institution, along with a signed ballot that you can request at the Annual Meeting. You will not be able to attend and vote your shares held in street name at the Annual Meeting without valid government-issued photo identification such as a driver's license or passport, a valid proxy from your broker, bank or similar institution and a signed ballot.

If you submit your proxy by Internet, telephone or mail, and you do not subsequently revoke your proxy, your shares of common stock will be voted in accordance with your instructions.

CAN I CHANGE OR REVOKE MY PROXY?

For stockholders of record: Yes. A proxy may be changed or revoked at any time prior to the vote at the Annual Meeting by submitting a later-dated proxy (including a proxy submitted via the Internet or by telephone) or by giving written notice to our Corporate Secretary at our corporate headquarters. You may not change your vote over the Internet or by telephone after 11:59 p.m., EDT, on August 8, 2018. You may also attend the Annual Meeting and vote your shares in person.

For holders in street name: Yes. You must follow the specific voting instructions provided to you by your broker, bank or other similar institution to change or revoke any instructions you have already provided to them.

HOW WILL MY SHARES BE VOTED IF I DO NOT PROVIDE SPECIFIC INSTRUCTIONS IN THE PROXY CARD OR VOTING INSTRUCTIONS FORM THAT I SUBMIT?

If you are a stockholder of record and if you sign, date and return your proxy card but do not provide specific voting instructions, your shares of common stock will be voted FOR the election of the nominees for director named in this Proxy Statement, FOR the approval, on an advisory basis, of a resolution relating to Red Hat's executive compensation, and FOR the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for Fiscal 2019. If any other matter properly comes before our Annual Meeting and any adjournments thereof, the proxy holders will vote your shares in their discretion.

If your shares are held in street name at a broker, your broker may under certain circumstances vote your shares on "discretionary" matters if you do not timely provide voting instructions in accordance with the instructions provided by them. However, if you do not provide timely instructions, your broker does not have the authority to vote on any "non-discretionary" proposals at the Annual Meeting and a "broker non-vote" would occur, as explained in the following question and explanation.

WHAT IS "BROKER DISCRETIONARY VOTING"?
If you hold your shares in street name, your broker, bank or other similar institution may be able to vote your shares without your instructions depending on whether the matter being voted on is "discretionary" or "non-discretionary." The ratification of the selection of the independent registered public accounting firm is a discretionary matter and your broker is permitted to vote your shares of common stock if you have not given voting instructions. The election of directors and the advisory vote on a resolution relating to Red Hat's executive compensation are non-discretionary matters and your broker cannot vote your shares if you have not given voting instructions. A "broker non-vote" occurs when your broker submits a proxy for the Annual Meeting, but does not vote on non-discretionary matters because you did not provide voting instructions on these matters. Therefore, it is important that you provide specific voting instructions regarding non-discretionary matters to your broker, bank or similar institution.

I UNDERSTAND THAT A QUORUM IS REQUIRED IN ORDER TO CONDUCT BUSINESS AT THE ANNUAL MEETING. WHAT CONSTITUTES A QUORUM?
A majority of all of our outstanding shares of common stock entitled to vote at the Annual Meeting, represented in person or by proxy, constitutes a quorum at the Annual Meeting. As of June 15, 2018, the record date for the Annual Meeting, there were 177,368,419 shares of common stock outstanding and entitled to vote. If you submit a properly executed proxy by mail, telephone or the Internet, you will be considered a part of the quorum. In addition, abstentions and broker non-votes will be counted for purposes of establishing a quorum. If a quorum is not present, the Annual Meeting will be adjourned until a quorum is obtained.

WHAT IS REQUIRED TO APPROVE THE PROPOSALS SUBMITTED TO A VOTE AT THE ANNUAL MEETING?
Election of Directors: At the Annual Meeting each director will be elected by the vote of the majority of the votes cast with respect to the director nominee. This means to elect a director nominee, the number of shares voted "For" that director nominee must exceed the number of shares voted "Against" that director nominee. Abstentions and broker non-votes are not considered votes cast for the foregoing purpose, and will have no effect on the election of director nominees.

All Other Proposals: The affirmative vote of the holders of a majority of the shares of common stock present or represented and voting is required to approve (on an advisory basis) the resolution relating to the Company's executive compensation and to ratify of the selection of the independent registered public accounting firm. This means that a proposal will be approved if the number of shares voted "For" that proposal is greater than 50% of the total number of shares voted "For" and "Against" that proposal. For purposes of the advisory vote on a resolution relating to the Company's executive compensation and the ratification of the independent registered public accounting firm, abstentions and broker non-votes will not be considered to have been voted, and will have no effect on the results of the vote.

HOW CAN I OBTAIN A PROXY CARD OR VOTING INSTRUCTION FORM?
If you lose, misplace or otherwise need to obtain a proxy card or a voting instruction form, please follow the applicable procedure below.

For stockholders of record: Please contact Computershare at 1-888-542-4427.

For holders in street name: Please contact your account representative at your broker, bank or other similar institution.

WHO COUNTS THE VOTES?
Votes are counted by Computershare, our transfer agent and registrar, and are then certified by a representative of Computershare appointed by the Board to serve as the Inspector of Election at the Annual Meeting.

WHO MAY ATTEND THE ANNUAL MEETING?
Red Hat stockholders who held shares of Red Hat stock as of the close of business on June 15, 2018.

HOW CAN I OBTAIN DIRECTIONS TO THE ANNUAL MEETING?
Red Hat stockholders may contact Red Hat Investor Relations at 919-754-3700 to obtain directions to the Annual Meeting.

WHO PAYS FOR THE EXPENSES OF THIS PROXY SOLICITATION?
Red Hat will bear the entire cost of this proxy solicitation, including the preparation, printing and mailing of our Notice of Internet Availability, proxy materials and the proxy card. We may also reimburse brokerage firms and other persons representing stockholders who hold their shares in street name for reasonable expenses incurred by them in forwarding proxy materials to such stockholders. In addition, certain directors, officers and other employees, without additional remuneration, may solicit proxies in person, or by telephone, facsimile, email and other methods of electronic communication.

QUESTIONS AND ANSWERS

WHERE CAN I FIND VOTE RESULTS AFTER THE ANNUAL MEETING?
We are required to publish final vote results in a Current Report on Form 8-K to be filed with the SEC within four business days after our Annual Meeting.

HOW CAN I OBTAIN MORE INFORMATION ABOUT RED HAT?
Copies of this Proxy Statement and our Annual Report on Form 10-K are available online at www.edocumentview.com/RHT or at www.redhat.com under "About Red Hat—Investor Relations—Financial Information—Annual Reports & Proxy Statements."

WHAT IS "HOUSEHOLDING"?
Some banks, brokers and similar institutions may be participating in the practice of "householding" Notices of Internet Availability or other proxy materials. This means that only one copy of our Notice of Internet Availability or other proxy materials may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of the Notice of Internet Availability or other proxy materials to you if you write to us at the following address or call us at the following phone number:

Red Hat, Inc.
Attention: Investor Relations
100 East Davie Street
Raleigh, North Carolina 27601

Phone: Call 919-754-3700 and ask to speak to Investor Relations.

To receive separate copies of the Notice of Internet Availability or other proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or similar institution or you may contact us at the above address or telephone number.

HOW DO I OBTAIN AN ANNUAL REPORT ON FORM 10-K?
You may obtain a copy of our Annual Report on Form 10-K for the fiscal year ended February 28, 2018, as filed with the SEC except for exhibits thereto, without charge upon written request to Red Hat, Inc., 100 East Davie Street, Raleigh, North Carolina 27601, Attn: Investor Relations. Exhibits will be provided upon written request and payment of an appropriate processing fee.

ELECTRONIC VERSIONS
This Proxy Statement and Red Hat's 2018 Annual Report to stockholders are available at:
www.edocumentview.com/RHT





100 East Davie Street
Raleigh, NC 27601 USA
redhat.com

1-888-REDHAT1 (1-888-733-4281)
+1-919-754-3700 worldwide

investorrelations@redhat.com